

A P F E N E R G Y T R U S T

NEWS RELEASE
TORONTO STOCK EXCHANGE: "AY.UN" & "AY.DB"

APF ENERGY UPDATES ACQUISITION OF SWAN HILLS ASSETS

July 21, 2003 - APF Energy Trust ("APF") announces that as a result of the exercise of certain rights of first refusal ("ROFRs"), its proposed purchase of assets at Swan Hills has been reduced from $92.75 million to approximately $13.7 million.

On June 17, 2003, APF announced that it had entered into an agreement to acquire a 17% interest in the Swan Hills Unit No.1, together with certain non-unitized uphole rights and undeveloped land, subject to ROFRs held by third parties. APF has received confirmation that ROFRs encumbering approximately 85% of the total transaction were exercised.

Closing is scheduled to occur by the end of July.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units and debentures of APF are traded on the Toronto Stock Exchange under the symbols "AY.UN" and "AY.DB", respectively.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Inc.
Steve Cloutier, President
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Exemption #
82 5116



ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

APF ENERGY TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated June 19, 2003.

DATED at Calgary, Alberta this June 19, 2003

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

Note:

SEDAR Project # 00552253

Exemption
82 5116



IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

APF ENERGY TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated June 26, 2003.

DATED at Calgary, Alberta this June 26, 2003

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

SEDAR Project # 00552253

Exemption # 82 5116

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 76(2) of the *Securities Act, 1990* (Newfoundland).

1. Reporting Issuer:

APF Energy Trust ("APF")

Address: 2100, 144 4th Avenue S.W.
Calgary, Alberta
T2P 3N4


SEC MAIL PROCESSING
RECEIVED
JUL 2 2 2003
WASH. D.C.
187
SECTION

2. Date of Material Change:

June 17, 2003

3. Publication of the Material Change:

News Release issued: June 17, 2003
Canada Newswire

4. Summary of Material Change:

Acquisition of Swan Hills Assets

APF Energy Limited Partnership has entered into an agreement to acquire a 17.00139% interest in the Swan Hills Unit No.1 (the "Unit") and an average 50% interest in 14,240 gross acres of up-hole, non-unit rights, together with certain casinghead gas revenue properties (collectively, the "Swan Hills Assets") for $91.75 million in cash. The effective date is April 1, 2003 and it is expected that the transaction will close in late July, 2003.

Convertible Debentures

APF has entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital Inc., for an offering (the "Offering") of $50 million of convertible unsecured subordinated debentures (the "Convertible Debentures"). The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 9.4%, mature on July 31, 2008 and be convertible into trust units of APF at a price of $11.25 per trust unit.

The net proceeds of the Offering will be used by APF to fund the acquisition of the Swan Hills Assets, for acquisitions of other minor properties and initially as a temporary repayment of its indebtedness. If the acquisition is not completed, APF will use the net proceeds to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately will use such funds for

general corporate purposes of APF Energy Inc., including ongoing capital expenditures and future acquisitions.

5. Full Description of Material Change:

Acquisition of Swan Hills Assets

APF Energy Limited Partnership has entered into an agreement to acquire the Swan Hills Assets. The Swan Hills Assets are high quality, light gravity oil (41 degree API) assets wth an established reserve life index in excess of 18 years. Upon completion of the transaction, APF's corporate established reserve life index will increase to 11 years.

The Unit is operated by Devon Canada Corporation, which is continuing to develop the reservoir through reef and edge/infill drilling and miscible flood exploitation. Production is obtained from the Swan Hills Beaverhill Lake A and B pools at a depth of 2,500 meters. The pools were discovered in 1957 and to date have recovered over 585 mmbbls of crude oil and 553 bcf of solution gas. There are 190 producing wells which in 2002 averaged 2,103 bbl/d of oil, 1,541 mcf/d of natural gas and 1,030 bbl/d of NGLs net to the interest to be acquired.

The field has been under waterflood since 1965. Miscible flooding, through the injection of hydrocarbon, began in 1985.

The Swan Hills Assets have been evaluated by APF's independent engineering consultants, Gilbert Laustsen Jung Associates Ltd. in a report effective April 1, 2003 (the "GLJ Report"). The GLJ Report estimates that the Swan Hills Assets will generate cash flow from April 1, 2003 to December 31, 2003 of $15 million, on a proved producing basis.

Closing is expected to occur in late July, following the expiry of rights of first refusal ("ROFR") held by third parties. As ROFRs encumber all of the Swan Hills Assets, it is possible that the exercise of those ROFRs would result in APF not acquiring any of the Swan Hills Assets. APF has paid a deposit of $9.175 million, which would be repaid should the ROFRs be exercised.

Convertible Debentures

APF has entered into an agreement to sell the Convertible Debentures on a bought deal basis. The issue is being bought by a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners. A preliminary prospectus was filed on June 19, 2003.

The net proceeds of the Offering will be used by APF to fund the acquisition of the Swan Hills Assets, for acquisitions of other minor properties and initially as a temporary repayment of its indebtedness. If the acquisition of the Swan Hills Assets is not completed, APF will use the net proceeds of the Offering to temporarily repay a portion of its committed revolving credit facility and invest in short term money market

instruments and ultimately use such funds for APF Energy Inc.'s general corporate purposes, including ongoing capital expenditures and future acquisitions.

Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on January 31, 2004. The Offering is expected to close July 3, 2003. The issue will be offered in all provinces of Canada and internationally as permitted.

In addition to the net proceeds realized on the issuance of the Convertible Debentures, APF has arranged a new credit facility with its lenders (the "New Facility"). The New Facility will increase APF's revolving loan to $180 million. Pro forma both acquisitions, it is expected that bank debt will be approximately $139 million. Together with the subordinated debt, represented by the Convertible Debentures, total debt will be approximately $189 million. All figures assume that the Swan Hills transaction is completed without ROFRs being exercised.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable.

7. Omitted Information:

   Not Applicable.

8. Senior Officer:

   Steven G. Cloutier
   President and Chief Operating Officer
   APF Energy Inc.
   2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 13th day of June, 2003.

(Signed) "Steven G. Cloutier"
President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exemption # 82-5166

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 76(2) of the *Securities Act, 1990* (Newfoundland).

1. Reporting Issuer:

   APF Energy Trust (the "Trust")

   Address: 2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4


RECEIVED
JUL 22 2003
187
PROCESSING
SECTION

2. Date of Material Change:

   July 3, 2003

3. Publication of the Material Change:

   News Release issued: July 3, 2003
   Canada Newswire

4. Summary of Material Change:

   The Trust has closed its offering of 9.40% Convertible Unsecued Subordinated Debentures (the "Convertible Debentures") for aggregate gross proceeds of $50 million. The Convertible Debentures, with a face value of $1,000 per debenture, have a coupon of 9.4%, mature on July 31, 2008 and are convertible into trust units of the Trust at a price of $11.25 per trust unit.

5. Full Description of Material Change:

   The Trust has closed its recently announced offering of 9.40% Convertible Unsecured Subordinated Debentures for aggregate gross proceeds of $50 million. The syndicate of underwriters was led by Scotia Capital Inc. and included CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners.

   The convertible debentures will bear interest from the date of issue at 9.40% per annum, which will be payable semi-annually in arrears on January 31 and July 31 in each year, commencing with the first payment of interest on January 31, 2004. The debentures, which are convertible at the option of the holders into Trust Units of the Trust at a conversion price of $11.25 per Trust Unit, mature on July 31, 2008. Holders converting the convertible debentures will receive accrued and unpaid interest thereon. The convertible debentures and Trust Units are listed on the Toronto Stock Exchange under the symbols AY.DB and AY.UN respectively.

The issue was offered in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the Securities Act of 1933 and internationally as permitted.

The net proceeds of the offering will be used by the Trust to fund the previously announced acquisition of the Swan Hills assets, for acquisitions of other minor properties and initially as a temporary repayment of its indebtedness. If the proposed acquisition is not completed, the Trust will use the net proceeds of the offering to temporarily repay a portion of its committed revolving credit facility and invest in short term money market instruments and ultimately use such funds for general corporate purposes, including ongoing capital expenditures and future acquisitions.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable.

7. Omitted Information:

   Not Applicable.

8. Senior Officer:

   Steven G. Cloutier
   President and Chief Operating Officer
   APF Energy Inc.
   2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 8th day of July, 2003.

(Signed) "Steven Cloutier"
President and Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exemption 82-5116

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

   APF Energy Trust (« APF »)

   Addresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4



SEC MAIL PROCESSING
RECEIVED
JUL 22 2003
WASH. D.C.
187
SECTION

2. Date du changement important

   Le 17 juin 2003

3. Publication du changement important

   Émission du communiqué de presse : le 17 juin 2003
Canada Newswire

4. Sommaire du changement important

   Acquisition de l'actif Swan Hills

   APF Energy Limited Partnership a conclu une convention en vue de l'acquisition d'une participation de 17,00139 % dans la concession Swan Hills n° 1 (la « concession ») et d'une participation moyenne de 50 % dans des droits visant des zones superficielles en exploitation non concertée sur des terrains de 14 240 acres bruts, ainsi qu'une participation dans les revenus tirés du gaz de pétrole (collectivement, l'« actif Swan Hills ») en contrepartie d'une somme en espèces de 91,75 M$. La clôture de cette opération est prévue pour la fin de juillet 2003 avec prise d'effet le 1er avril 2003.

   Débentures convertibles

   APF a conclu une convention de prise ferme avec un syndicat de prise ferme dirigé par Scotia Capitaux Inc., à l'égard d'un placement (le « placement ») de débentures subordonnées non garanties convertibles (les « débentures convertibles ») d'un capital de 50 M$. Les débentures convertibles, d'une valeur nominale de 1 000 $ chacune, comporteront un coupon de 9,4 %, viendront à échéance le 31 juillet 2008 et seront convertibles en parts de fiducie de APF au prix de 11,25 $ chacune.

APF affectera le produit net du placement au financement de l'acquisition de l'actif Swan Hills, à l'acquisition d'autres propriétés de moindre importance et, tout d'abord, au remboursement provisoire de sa dette. Si l'acquisition n'est pas réalisée, APF affectera le produit net au remboursement provisoire d'une partie de sa facilité de crédit à vue renouvelable consentie et aux fins d'investir dans des effets du marché monétaire à court terme et, en bout de ligne, elle affectera ces fonds aux fins générales de l'entreprise de APF Energy Inc., y compris les dépenses en immobilisations courantes et les acquisitions futures.

5. Description complète du changement important

Acquisition de l'actif Swan Hills

APF Energy Limited Partnership a conclu une convention en vue de l'acquisition de l'actif Swan Hills. L'actif Swan Hills est un actif de grande qualité comportant du pétrole léger (41° API) et dont l'indice de durée des réserves établies est de plus de 18 ans. Au moment de la réalisation de cette opération, l'indice de durée des réserves établies de APF augmentera pour atteindre 11 ans.

La concession est exploitée par Devon Canada Corporation, qui poursuit la mise en valeur du gisement grâce à des travaux de forage dans le récif et en bordure ainsi qu'intercalaire et à des activités d'injection de fluides miscibles. La production provient des gisements A et B de Swan Hills dans la formation Beaverhill Lake à une profondeur de 2 500 mètres. Ces gisements ont été découverts en 1957 et, jusqu'à présent, on y a récupéré plus de 585 Mb de pétrole brut et 553 Gpi³ de gaz dissous. L'intérêt devant être acquis comporte 190 puits productifs dont on a tiré une production moyenne nette de 2 103 b/j de pétrole, de 1 541 kpi³/j de gaz naturel et de 1 030 b/j de LGN en 2002.

Le champ est soumis à l'injection d'eau depuis 1965. L'injection de fluides miscibles, au moyen d'hydrocarbures, a débuté en 1985.

Gilbert Laustsen Jung Associates Ltd., consultants en pétrole indépendants de APF, a évalué l'actif Swan Hills, dans un rapport en date du 1er avril 2003 (le « rapport GLJ »). Le rapport GLJ estime que l'actif Swan Hills produira, du 1er avril 2003 au 31 décembre 2003, des rentrées nettes s'élevant à 15 M$ à partir des réserves prouvées productives.

La clôture de l'acquisition est prévue pour la fin de juillet, après l'expiration des droits de premier refus (« DPR ») détenus par des tiers. Étant donné que les DPR grèvent la totalité de l'actif Swan Hills, il est possible que l'exercice de ces droits empêche APF d'acquérir toute partie de celui-ci. APF a versé un dépôt de 9,175 M$ qui serait remboursé si les DPR étaient exercés.

Débentures convertibles

APF a conclu une convention en vue de la vente de débentures convertibles dans le cadre d'une prise ferme. L'émission est achetée par un syndicat de prise ferme dirigé par Scotia Capitaux Inc. et comprenant Marchés mondiaux CIBC Inc., Financière Banque

Nationale Inc., BMO Nesbitt Burns Inc., La Corporation Canaccord Capital, Corporation de Valeurs mobilières Dundee, Corporation Recherche Capital et Griffiths McBurney & Associés. Un prospectus provisoire a été déposé le 19 juin 2003.

APF affectera le produit net du placement au financement de l'acquisition de l'actif Swan Hills, à l'acquisition d'autres propriétés de moindre importance et, tout d'abord, au remboursement provisoire de sa dette. Si l'acquisition de l'actif Swan Hills n'est pas réalisée, APF affectera le produit net du placement au remboursement provisoire d'une partie de sa facilité de crédit renouvelable consentie et aux fins d'investir dans des effets du marché monétaire à court terme et, en bout de ligne, elle affectera ces fonds aux fins générales de l'entreprise de APF Energy Inc., y compris les dépenses en immobilisations courantes et les acquisitions futures.

Les acquéreurs de débentures convertibles recevront l'intérêt semestriellement, la date du premier versement étant le 31 janvier 2004. La clôture du placement est prévue pour le 3 juillet 2003. Les débentures convertibles seront placées dans toutes les provinces canadiennes et à l'étranger dans la mesure où cela sera permis.

En plus du produit net réalisé au moment de l'émission des débentures convertibles, APF a négocié une nouvelle facilité de crédit avec ses prêteurs (la « nouvelle facilité »). Aux termes de la nouvelle facilité, le crédit renouvelable de APF passe à 180 M$. Si les deux acquisitions sont réalisées, la dette bancaire devrait s'élever à environ 139 M$. Compte tenu également de la dette subordonnée représentée par les débentures convertibles, la dette totale s'élèvera à environ 189 M$. Ces montants supposent la réalisation de l'acquisition de l'actif Swan Hills sans que les DPR ne soient exercés.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé).

   Sans objet.

7. Renseignements omis

   Sans objet.

8. Membre de la direction principale :

   Steven G. Cloutier
   Président et chef de l'exploitation
   APF Energy Inc.
   144, 4th Avenue S.W., bureau 2100
   Calgary (Alberta)
   T2P 3N4

9. Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 13 juin 2003.

Le président et
chef de l'exploitation,

(signé) « Steven G. Cloutier »

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS EN VERTU DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.



Exemption # 82-5166

Securities
Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc


MAIL
RECEIVED
PROCESSING
JUL 22 2003
187
SECTION

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

APF Energy Trust

Receipt for (Final) Short Form Prospectus dated **June 26, 2003** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **26th** day of **June, 2003**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #552253

Exemption # 82-5166


New
Nouveau
Brunswick

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2003-30196

Final prospectus dated:2003/06/26

This is to Certify that **APF Energy Trust** has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2003/06/26

This Certificate expires 2004/06/26

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

PROJECT#552253

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9



Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-1721

NUMÉRO DE PROJET SÉDAR: 552253

DOSSIER N° : 13904

Objet : APF Energy Trust
Demande de visa

Vu la demande présentée le 19 juin 2003;

vu les articles 11, 14 et 19 de la Loi sur les valeurs mobilières;

vu la partie 2 de la norme canadienne 44-101;

vu les pouvoirs délégués conformément à l'article 307 de la Loi.

En conséquence, la directrice des marchés des capitaux octroie le :

visa pour le prospectus simplifié du 26 juin 2003 de APF Energy Trust concernant le placement de 50 000 débentures subordonnées non garanties convertibles à 9,40 % au prix de 1 000 $ la débenture.

Le visa prend effet le 26 juin 2003.

La directrice des marchés des capitaux,

(s) Josée Deslauriers
Josée Deslauriers

KB/ir

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

Exemption # 82-5166


Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT


SEC MAIL PROCESSING
RECEIVED
JUL 2 2 2003
WASH. D.C. 187 SECTION

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Prince Edward Island Securities Commission

Re: Final Short Form Prospectus of APF Energy Trust

We are a firm of independent geological and petroleum engineering consultants of Calgary, Alberta having prepared corporate evaluation reports (the "Reports") of certain oil and gas properties of APF Energy Inc., Hawk Oil Inc. and the Swan Hills Assets. The reports were:

- a report dated February 10, 2003 and effective January 1, 2003 evaluating properties of APF Energy Inc.;
- a report dated October 30, 2002 and effective October 1, 2002 evaluating the corporate reserves of Hawk Oil Inc. and a "Look Ahead Analysis" to January 1, 2003 in a report dated January 21, 2003;
- a report dated June 6, 2003 and effective April 1, 2003 evaluating the ConocoPhillips interests in the Swan Hills Unit No. 1 and Casinghead Gas Revenue Properties.

We refer to the Final Short Form Prospectus dated June 26, 2003 (the "Prospectus") relating to the offering of Trust Units by APF Energy Trust and hereby consent to the reference to our firm and to the use of our Reports which are incorporated by reference in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein and derived from the Reports, or that is within our knowledge as a result of the services performed by us in connection with the Reports.

Yours very truly,

**GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.**

ORIGINALLY SIGNED BY

Myron J. Hladyshevsky, P. Eng.
Vice-President

Calgary, Alberta
Date: June 26, 2003


ajm
Petroleum
Consultants

Exemption # 82-5166

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Re: Prospectus of APF Energy Trust (the "Trust")

We are a firm of independent petroleum engineering consultants of Calgary, Alberta having prepared an evaluation report (the "Report") of certain oil and gas properties of Nycan Energy Corp. The Report was dated November 14, 2002 and effective October 1, 2002.

We refer to the Prospectus dated June 26, 2003 (the "Prospectus") relating to the offering of Debentures of the Trust and hereby consent to the reference to our firm and to the use of our Report, which is summarized in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein and derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report.

Yours truly,

AJM Petroleum Consultants

Robin G. Bertram, P.Eng
Vice President, Engineering

Dated June 26, 2003

{K:\cdox\0052932\000049\C3014012.DOC;1}

1400, 734 - 7 Avenue S.W. Calgary, AB Canada T2P 3P8 / phone (403) 232-6600 / fax (403) 265-0862 / www.ajma.net



Exemption # 82-5166

Burnet, Duckworth & Palmer LLP
Law Firm


MAIL
RECEIVED
PROCESSING
JUL 22 2003
187
SECTION

June 26, 2003

DELIVERED VIA SEDAR

To the Securities Commissions in each of the Provinces of Canada

Dear Sirs:

Re: APF Energy Trust

We refer to the (final) short form prospectus dated June 26, 2003 (the "Prospectus") of APF Energy Trust ("APF") relating to the distribution of 50,000 9.40% convertible unsecured subordinated debentures of APF.

We hereby consent to the use of our firm name on the second page of the Prospectus and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations", "Legal Matters" and "Interest of Experts" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(Signed) Burnet, Duckworth & Palmer LLP

{K:\cdox\0052932\000054\C3032997.DOC;1}G:\056382\0006\BDP consent.doc



1400 350-7th Avenue SW, Calgary, Alberta, Canada T2P 3N9 | Phone (403) 260-0100 | Fax (403) 260-0332 www.bdplaw.com

Exemption # 82-5166



June 26, 2003

NANCY PENNER
DIRECT DIAL: (403) 294-7011
EMAIL: npenner@parlee.com
OUR FILE #: 52932-54/NMP

VIA SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission
Securities Division

Manitoba Securities Commission

Office of the Administrator
Securities Branch, New Brunswick

Quebec Securities Commission

Nova Scotia Securities Commission
Securities Division

Department of Justice, Newfoundland

Prince Edward Island Securities Commission

Dear Sirs/Madams:

Re: APF Energy Trust (the "Trust")

We refer to the final short form prospectus of the Trust dated June 26, 2003 (the "Prospectus") relating to the proposed issuance of 50,000, 9.75% Convertible Unsecured Subordinated Debentures.

We hereby consent to the use of our firm name in the Prospectus and to the reference to our opinions on the face page and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any similar document and is not to be relied upon for any other purpose without our express written consent.

Yours truly,

PARLEE McLAWS LLP

(Signed)
"Nancy Penner"

{K:\cdox\0052932\000054\C3030047.DOC;1}

Exemption # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. +1(403) 509-7490

June 26, 2003

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated June 26, 2003 relating to the distribution and issue of 50,000, 9.4% Convertible Unsecured Subordinated Debentures at $1,000 per Debenture.

We consent to the use in the above-mentioned short form prospectus of our report dated June 26, 2003 to the Trustee of APF Energy Trust and the Directors of APF Energy Inc. on the following financial statements:

- Pro-forma consolidated balance sheet as at March 31, 2003;
- Pro-forma consolidated statements of operations and cash distributions for the year ended December 31, 2002 and the three month period ended March 31, 2003.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the pro-forma consolidated financial statements that are within our knowledge.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta


MEYERS NORRIS PENNY LLP

June 26, 2003

APF Energy Trust
The Board of Directors of APF Energy Inc.
The Securities Commissions and similar regulatory authorities in the provinces of Canada

Dear Sirs:

Re: APF Energy Trust

We refer to the short form prospectus dated June 26, 2003 relating to the qualification for distribution of 50,000, 9.4% convertible, unsecured subordinate debentures of APF Energy Trust at a price of $1,000 per debenture.

We consent to the use, specifically incorporated by reference, in the short form prospectus of the following reports:

1. Our report dated March 27, 2002 to the Directors of Kinwest Resources Inc. on the following financial statements:
   - Balance sheets as at December 31, 2001, 2000 and 1999;
   - Statements of earnings and retained earnings and cash flows for the years ended December 31, 2001, 2000 and 1999.
2. Our report dated April 24, 2002 to the Directors of Sellco Properties on the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001.

We report that we have read the short-form prospectus and all information specifically incorporated by reference with respect to Kinwest Resources Inc. and to Sellco Properties and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the regulatory authorities discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Meyers Norris Penny LLP

Chartered Accountants

Calgary, Canada
June 26, 2003


an independent member of
BAKER TILLY
INTERNATIONAL

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS
Suite 600, 808 – 4th Avenue S.W., CALGARY, AB T2P 3E8
1-877-500-0792 PH. (403) 263-3385 FAX (403) 269-8450 www.mnp.ca.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by those persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy Inc., 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294–1000. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy Inc. at the above–mentioned address and telephone number.*

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) unless registered under the Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."

Short Form Prospectus

New Issue **June 26, 2003**


A P F ENERGY TRUST

$50,000,000
50,000, 9.40% Convertible Unsecured Subordinated Debentures
$1,000 Per Debenture

APF Energy Trust (the "Trust") is hereby qualifying for distribution (the "Offering") 50,000, 9.40% convertible unsecured subordinated debentures (the "Debentures") of the Trust at a price of $1,000 per Debenture. The maturity date (the "Maturity Date") for the Debentures will be July 31, 2008. The Debentures will bear interest at an annual rate of 9.40% payable semi–annually on July 31 and January 31 in each year commencing January 31, 2004. See "Plan of Distribution" and "Description of Debentures".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units ("Trust Units") of the Trust at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date of the Debentures and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $11.25 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the five business days preceding January 31 and July 31 in each year, commencing January 31, 2004, as the registers of the Debenture Trustee will be closed during such periods. At the option of the Trust, Trust Units may also be issued to holders on redemption or maturity of the Debentures, or issued to the Debenture Trustee and sold, with the proceeds used to satisfy the obligation to pay interest on the Debentures. See "Description of Debentures".

The outstanding Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "AY.UN". On June 25, 2003, the last trading day prior to the filing of this short form prospectus, the closing price of the Trust Units on the TSX was $11.40 per Trust Unit. There is currently no market through which the Debentures may be sold. The Trust has applied to list the Debentures offered hereby and the Trust Units issuable on the conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. The offering price of the Debentures was determined by negotiation between APF Energy Inc. ("APF Energy"), on behalf of the Trust, and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners (collectively, the "Underwriters").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Debenture	$1,000	$40	$960
Total	$50,000,000	$2,000,000	$48,000,000

Note:

(1) Before deducting expenses of the Offering, estimated to be $400,000 which, together with the Underwriters' fee, will be paid from the general funds of the Trust.

In the opinion of counsel, the Debentures will not be precluded as investments under those statutes referred to under "Eligibility for Investment".

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are direct or indirect subsidiaries of Canadian chartered banks which are lenders to APF Energy and to which APF Energy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of the Offering will be used by the Trust to fund the proposed acquisition of the Swan Hills Assets by APF Partnership, for acquisitions of other minor properties and initially as a temporary repayment of its indebtedness. If the acquisition of the Swan Hills Assets is not completed, the Trust will use the net proceeds of the Offering to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately to use such funds for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. See "Relationship Between APF Energy's Lenders and Certain Underwriters" and "Use of Proceeds".

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to take place on or about July 3, 2003. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

The Debentures and the Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"GJ"	Gigajoule = 0.95 mmbtu	**"bcf"**	1,000,000,000 cubic feet
"md"	millidarcy	**"mcf/d"**	1,000 cubic feet per day
"NGLs"	natural gas liquids	**"mmcf/d"**	one million cubic feet per day
"bbls"	barrels	**"BTU"**	British thermal unit
"mbbl"	1,000 barrels	**"mmbtu"**	1,000,000 BTUs
"bbl/d"	barrels per day		
"mstb"	thousand standard barrels	**"boe"**	barrels of oil equivalent
		"mboe"	1,000 barrels of oil equivalent
"mcf"	1,000 cubic feet	**"boe/d"**	barrels of oil equivalent per day
"mmcf"	1,000,000 cubic feet	**"m"**	meters
		"km"	kilometers

Note: **For the purposes of this document, six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.**

"**Acquisition**" means the proposed acquisition of an interest in the Swan Hills Assets by APF Partnership, as contemplated in a purchase and sale agreement dated June 16, 2003 entered into between APF Partnership and an arms length third party.

"**APF Management**" means APF Energy Management Inc.

"**APF Partnership**" means APF Energy Limited Partnership.

"**APF Reserve Report**" means the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, dated February 10, 2003 and effective January 1, 2003 evaluating 92% of the established reserves of APF Energy and APF Partnership using January 1, 2003 pricing and including a mechanical update by GLJ to January 1, 2003 of the additional 8% of the established reserves of APF Energy, being the Paddle River property, based on estimates effective July, 2002 provided by APF Energy to GLJ.

"**ARTC**" means Alberta Royalty Tax Credit.

"Casinghead Gas Revenue Properties" means 4.761171% of gross casinghead gas revenue from six Units and from certain non–Unit wells.

"**Deferred Purchase Obligation**" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the royalty granted by such parties to the Trust.

"**Hawk**" means Hawk Oil Inc.

"**Hawk Reserve Report**" means the report of GLJ dated October 30, 2002 and effective October 1, 2002, evaluating the petroleum and natural gas properties of Hawk, and mechanically updated to January 1, 2003.

"**Kinwest**" means Kinwest Resources Inc.

"**Nycan**" means Nycan Energy Corp.

"**Nycan Reserve Report**" means the report of Ashton Jenkins Mann Associates Ltd. ("AJM"), independent petroleum consultants, dated November 14, 2002 and effective October 1, 2002 evaluating the petroleum and natural gas properties of Nycan.

"**Offering**" means the offering of 50,000 Debentures at a price of $1,000 per Debenture pursuant to this short form prospectus.

"**Royalty**" means the entitlement of the Trust to 99% of production revenues from oil and gas properties of APF Energy and APF Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs.

"**Sellco**" means 987687 Alberta Ltd.

"**Sellco Properties**" means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest.

"**Swan Hills Assets**" means a 17.00139% interest in the Swan Hills Unit No. 1 and associated facilities, an average 50% interest in 14,240 gross acres of up–hole, non–unit rights and the Casinghead Gas Revenue Properties.

"**Swan Hills Reserve Report**" means the report of GLJ dated June 6, 2003 and effective April 1, 2003 evaluating the crude oil, natural gas and NGLs reserves attributable to the interest of the vendor in Swan Hills Unit No. 1 and future net production revenues from these reserves, together with the interest of the vendor in the Casinghead Gas Revenue Properties and revenues therefrom.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Trust Units**" means trust units of the Trust.

"**Unitholder**" means a holder of Trust Units of the Trust.

All dollar amounts are stated in Canadian dollars except where otherwise stated.

ELIGIBILITY FOR INVESTMENT

In the opinion of Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP based on representations from APF Energy and the Trust as to certain factual matters, the Debentures offered hereby will on the date of closing be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purposes of the Tax Act.

Eligibility of the Debentures for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pensions Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Québec) (in respect of insurers other than guarantee fund corporations)
An Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives and a savings company investing its funds)
Supplemental Pension Plans Act (Québec)

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294–1000. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above–mentioned address and telephone number.

The following documents of the Trust, Hawk and Nycan which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Trust dated May 15, 2003, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002 incorporated therein (the "AIF");

(b) the prospectus of the Trust dated March 19, 2003, as to only those portions thereof which appear under the headings "Information Concerning Nycan", "Interim Financial Statements of Kinwest Resources Inc.", "Interim Financial Statements of Sellco", "Audited Operating Statements for Sellco Properties" and "Financial Statements of Kinwest";

(c) the Information Circular of the Trust dated May 12, 2003 relating to the annual general and special meeting of Unitholders of the Trust held on June 11, 2003 (the "Circular"), excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the Circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the unaudited interim consolidated financial statements of the Trust for the three months ended March 31, 2003 and 2002 contained in the Trust's interim report for the three months ended March 31, 2003;

(e) management's discussion and analysis for the three months ended March 31, 2003 contained in the Trust's interim report for the three months ended March 31, 2003;

(f) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon contained in the Trust's 2002 Annual Report;

(g) the material change report of the Trust dated February 5, 2003 relating to the completion of the acquisition of Hawk;

(h) the material change report of the Trust dated March 19, 2003 relating to the pre–offer agreement executed between APF Energy and Nycan;

(i) the material change report of the Trust dated April 2, 2003 relating to the new issue of 5,300,000 Trust Units;

(j) the material change report of the Trust dated April 29, 2003 relating to the completion of the acquisition of Nycan;

(k) the material change report of the Trust dated April 28, 2003 relating to the renewal of the Trust's unitholder rights plan;

(l) the audited comparative financial statements of Hawk for the years ended December 31, 2002 and 2001, together with the report of the auditors of Hawk thereon;

(m) the audited consolidated comparative financial statements of Nycan for the years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon; and

(n) the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential material change reports and prospectuses) which are filed by the Trust with a securities commission or other similar authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

FORWARD LOOKING STATEMENTS

This short form prospectus contains or incorporates by reference forward–looking statements. All statements other than statements of historical fact included or incorporated by reference in this short form prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- the timing of the closing of the Acquisition;
- the performance characteristics of the existing properties of APF Energy and APF Partnership and properties proposed to be acquired by APF Energy;
- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced and the impact of changes in prices on cash flow after hedging;
- timing and amount of future production;
- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired assets and companies, including Hawk, Nycan and the Acquisition.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this short form prospectus.

APF ENERGY TRUST

General

The Trust is an open–end investment trust originally formed under the laws of the Province of Alberta on October 10, 1996 and governed by an amended and restated trust indenture dated January 3, 2003 (the "Trust Indenture"). Computershare Trust Company of Canada has been appointed as trustee. The principal and head office of the Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Trust's primary asset is the Royalty granted by APF Energy and APF Partnership on the oil and gas properties owned by each of them. The Royalty consists of an entitlement to 99% of the royalty income earned by APF Energy and APF Partnership after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy and other entities granting a Royalty to the Trust, through acquisition, drilling and optimization initiatives.

APF ENERGY INC.

APF Energy was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. Effective January 3, 2003 APF Energy was amalgamated with APF Management and 1014621 Alberta Ltd. Effective February 7, 2003, APF Energy was amalgamated with Hawk. Effective May 1, 2003, APF Energy was amalgamated with Nycan. See "Recent Developments". The registered and principal office of APF Energy is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has 50 employees and retains contract operators on several of its oil and gas properties. APF Energy provides management and administrative services to the Trust, APF Acquisition Trust and APF Partnership.

APF ACQUISITION TRUST

APF Acquisition Trust is an open–end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly owned by APF Energy Trust. The asset of APF Acquisition Trust is a 99% limited partnership interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership is governed by an amended and restated limited partnership agreement dated May 30, 2002. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this short form prospectus for a complete description of the structure of the Trust.


Unitholders
Cash Distributions
APF Energy Trust
100%
APF Acquisition Trust
100%
990009 Alberta Inc.
(General Partner)
Cash flow in the form
of Royalties
100%
Limited Partner (99%)
Cash flow in the
form of Royalties
General Partner
1%
APF Energy Limited
Partnership
APF Energy Inc.
Portion of cash flow
withheld to fund:
Oil & Gas assets
to generate
Cash Flow
Oil & Gas assets
to generate Cash
Flow
Portion of cash flow
withheld to fund:
– Reclamation Fund
– Deferred Purchase
Obligation amounts
– Reasonable investment
purposes
– Reclamation Fund

RECENT DEVELOPMENTS

Acquisition of Nycan

In April, 2003, APF Energy acquired all of the issued and outstanding common shares of Nycan for approximately $35.63 million of purchase consideration. APF Energy also assumed approximately $6.5 million of debt of Nycan. The acquisition added production of approximately 1,400 boe/d, consisting of 6.4 mmcf/d of natural gas and 327 bbl/d of oil and NGLs. Further information regarding Nycan is set out in the prospectus of the Trust dated March 19, 2003 under the heading "Information Concerning Nycan" which portion of the prospectus is incorporated herein by reference, and under "Effect of the Acquisitions on the Trust/APF Energy – Selected Operational Information" below.

Acquisition of Hawk

In February, 2003, APF Energy acquired all of the issued and outstanding common shares of Hawk for $2.856 million cash and the issuance of 3,990,474 Trust Units. APF Energy also assumed approximately $7.9 million of debt of Hawk. The acquisition added production of approximately 2,700 boe/d, comprised of 9.3 mmcf/d of natural gas, and 1,150 bbl/d of oil and NGLs. Further information regarding Hawk is set out in the Renewal Annual Information Form of the Trust dated May 15, 2003 under the heading "Material Events Announced Before Year–End – Acquisition of Hawk Oil Inc." which is incorporated herein by reference.

Acquisition of Countess Assets

On May 29, 2003, APF Energy completed the acquisition of gas production and deep rights in its core area of Countess, located in southeast Alberta for $7.03 million.

The Countess assets are an overlay on existing APF Energy lands in the northern part of the field and are currently producing 1.2 mmcf/d, principally from the Mannville and Basal Colorado formations. APF Energy's current daily production at Countess is approximately 9.3 mmcf from the shallower Medicine Hat and Milk River zones. In addition to the current production, the acquisition of these deeper rights (average 73% working interest, most of which is operated) provides APF Energy with an opportunity to add to its inventory of development drilling prospects.

Amendment of Credit Facilities

Existing Credit Facility

APF Energy executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002, May 30, 2002, December 31, 2002 and February 5, 2003 with a syndicate of Canadian resident financial institutions. The total principal amount of advances available under the credit facility is $130 million, comprised of a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 and integral multiples of $100,000 thereafter with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee for a maximum term of 12 months in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the credit facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $175 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy as required by the lenders and a floating charge on all of the other property of APF Energy, together with a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $175 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Relationship Between APF Energy's Lenders and Certain Underwriters".

Increased Credit Facility

On June 17, 2003, APF Energy, the Canadian chartered bank which presently acts as the Administrative Agent for purposes of the APF Energy credit facility and an affiliate of such bank which currently acts as Sole Lead Arranger and Book Runner in respect of the credit facility entered into a new commitment letter providing for an increase in the total principal amount of advances available under the credit facility to $180 million. The terms and conditions of the new credit facility are substantially identical to those relating to the existing credit facility as set forth in the existing credit agreement as described above with certain amendments as described herein. The borrowing base which determines the availability of the credit facility from time to time will initially be increased from $130 million to $150 million. Upon the satisfaction of certain conditions, including the entering into of a new credit agreement, the provision of certain new security and completion of the Offering and the Acquisition, all on terms acceptable to the lenders, the borrowing base will be increased by an additional $30 million to $180 million. The new credit facility will be secured by the same security described above under the heading "Existing Credit Facility" except that the principal amount of the demand debentures from each of APF Energy, APF Partnership and its General Partner will be increased to $300 million.

Other Matters

The Trust has received a comment letter from the Alberta Securities Commission ("Commission") regarding the accounting treatment of certain items in the December 31, 2001 audited financial statements. The Commission questioned whether APF Management's 1.5% capital acquisition fee should be expensed rather than capitalized and whether the purchase of an oil and gas company should be accounted for as a business acquisition rather than the purchase of assets. Management believes that it has accounted for these items correctly and has responded accordingly, however, the Commission may require adjustments for these items when they have resolved all issues related to these comments.

INFORMATION CONCERNING THE ACQUISITION

APF Partnership has entered into an agreement with an arms length third party to acquire the Swan Hills Assets, consisting of a 17.00139% interest in the Swan Hills Unit No. 1 (the "Unit"), an average 50% interest in 14,240 gross acres of up–hole, non–unit rights (the "Non–unit Rights") and the Casinghead Gas Revenue Properties.

APF Energy considers the Unit to be a high quality legacy asset, with light gravity oil (41 degree API) and an established reserve life index in excess of 17 years.

The Unit is operated by Devon Canada Corporation, which is continuing to develop the reservoir through reef and edge/infill drilling and miscible flood exploitation. The use of carbon dioxide ("CO2") as a miscible injectant is being considered to reduce expenses and increase oil recoveries in an environmentally friendly manner.

Production is obtained from the Swan Hills Beaverhill Lake A and B pools at a depth of 2,500 m. The pools were discovered in 1957 and to date have recovered over 587 mmbbls of crude oil and 362 bcf of solution gas. There are 190 producing wells which in 2002 averaged 2,103 bbl/d of oil, 1,541 mcf/d of natural gas and 1,030 bbl/d of NGLs net to the interest to be acquired.

The field has been under waterflood since 1965. Miscible flooding, through the injection of hydrocarbon, began in 1985. The operator is now considering CO2 as an alternative miscible fluid, both for economic and environmental reasons.

APF Energy will also acquire an interest in the following facilities, none of which will be operated:

- a 7.836360% interest in the Freeman Lake Water Plant;
- an interest in the Judy Creek Conservation Plant:
  - a 6.6707% interest in Processing Plants 1, 2, 3, 4, 5 and 7;
  - a 24.6348% interest in the Swan Hills gas gathering system;
  - a 6.2790% interest in the South Swan Hills gathering system;
  - a 0.1543% interest in the Judy Creek gas gathering system;

- a 9.8880% interest in the Virginia Hills gas gathering system;
- a 7.9074% interest in the Judy Creek Ethane Extraction Plant; and
- a 15% interest in the Judy Creek to Atco Sales Pipeline.

APF Partnership has agreed to purchase the Swan Hills Assets for $91.75 million, subject to certain adjustments, effective April 1, 2003. Closing is expected to occur on July 24, 2003, following normal due diligence and the waiver or exercise of certain rights of first refusal ("ROFRs") which apply to the entire interest of the vendor in the Swan Hills Unit. It is possible that holders of the ROFRs may exercise their rights, resulting in APF Partnership not acquiring the Swan Hills Assets or only acquiring a portion of the Swan Hills Assets. ROFR notices expire on July 18, 2003 (July 8, 2003 with respect to the Judy Creek Ethane Extraction Plant), subsequent to the anticipated closing date of the Offering. In the event APF Partnership does not ultimately acquire the Swan Hills Assets, the Trust will use the net proceeds of the Offering to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately to use such funds for APF's general corporate purposes, including ongoing capital expenditures and future acquisitions.

Oil and Gas Reserves of Swan Hills Assets

The following table summarizes the evaluation of Gilbert Laustsen Jung Associates Ltd. ("GLJ") of the crude oil, natural gas and NGLs reserves attributable to the interest of the vendor in the Swan Hills Unit No. 1 and future net production revenues from these reserves, together with the interest of the vendor in the Casinghead Gas Revenue Properties and revenues therefrom as contained in the Swan Hills Reserve Report. **The present worth values of probable reserves have been reduced by 50% to reflect the degree of risk associated with the recovery of such reserves. It should not be assumed that the estimated present worth values of net production revenue contained in the following tables represents the fair market value of the reserves. All evaluations have been stated prior to any provision for income taxes and general and administrative costs. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.**

Petroleum and Natural Gas Reserves and Net Pre–Tax Cash Flows
Based on Escalating Price Assumptions
GLJ (2003-04) Base Pricing
Effective April 1, 2003

	Company Interest in Reserves						Present Worth of Future Net Pre–Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)			Discounted at		
	Gross	Net	Gross	Net	Gross	Net	Undis–counted ($000)	10%	15% ($000)	20%
Proved										
Producing	6,750	5,729	3,731	2,491	1,150	777	106,605	67,630	58,091	51,328
Non–Producing	6,232	5,906	3,455	2,335	2,734	1,848	76,516	15,909	5,386	(153)
Total Proved	12,982	11,635	7,186	4,826	3,884	2,625	183,121	83,539	63,477	51,175
(Risked)										
Probable Additional	2,201	1,820	747	502	181	124	54,696	17,891	12,451	9,130
TOTAL	15,183	13,455	7,933	5,328	4,065	2,749	237,817	101,430	75,928	60,305

Petroleum and Natural Gas Reserves and Net Pre–Tax Cash Flows

Based on Constant Price Assumptions
Posted (2003 - March 31) Constant Pricing
Effective April 1, 2003

	Company Interest in Reserves						Present Worth of Future Net Pre–Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)			Discounted at		
	Gross	Net	Gross	Net	Gross	Net	Undis–counted ($000)	10%	15% ($000)	20%
Proved										
Producing	6,771	5,640	3,738	2,497	1,152	775	210,027	115,516	95,833	82,545
Non–Producing	6,232	5,553	3,455	2,335	2,734	1,844	151,693	48,125	27,940	16,189
Total Proved	13,003	11,193	7,193	4,832	3,886	2,619	361,720	163,641	123,773	98,734
(Risked)										
Probable Additional	2,190	1,749	743	499	180	123	78,768	27,108	19,337	14,512
TOTAL	15,193	12,942	7,936	5,331	4,066	2,742	440,488	190,749	143,110	113,246

Notes:

(1) As a result of rounding, certain column amounts may not add to the corresponding total amount set out in the tables.

(2) "Crude Oil" is a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

"Natural Gas" refers to the lighter hydrocarbons and associated non–hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non–hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

"Natural Gas Liquids" refer to those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

"Gross Reserves" means the company interest share in the leases before royalties.

"Net Reserves" means the total of the company working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question have been employed.

"Proved Reserves" means those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Proved Producing Reserves" means those proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi–well pools involving a competitive situation, reserves may be subdivided into producing and non–producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

"Proved Non–Producing Reserves" means those proved reserves that are not classified as producing.

(3) The escalated price and cost case assumes the continuance of current laws and regulations and any increases in selling prices also accounts for inflation. The product price forecasts used are as follows:

Natural Gas
Effective April 1, 2003

Year	US Gulf Coast Gas Price @ Henry Hub Constant 2003 $ $US/mmbtu	US Gulf Coast Gas Price @ Henry Hub Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO-C Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2003 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	Alberta Plant Gate ARP $/mmbtu	Alberta Plant Gate Aggregator $/mmbtu	Alberta Plant Gate Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Saskatchewan Plant Gate Spot Smmbtu	Sumas Spot $US/mmbtu	British Columbia CanWest Plant Gate $/mmbtu	British Columbia Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
2003 Full Year	5.25	5.25	5.40	6.60	6.35	6.35	6.30	6.15	6.40	6.45	6.60	4.80	6.30	6.60	45.00	23.00
2003 Q2–Q4	4.80	4.80	4.95	6.25	6.00	6.00	5.95	5.80	5.75	6.10	6.25	4.40	5.80	6.00	45.00	22.50
2004	4.20	4.25	4.45	5.45	5.10	5.20	5.15	5.05	5.05	5.30	5.45	3.85	5.05	5.20	45.00	22.50
2005	3.90	4.00	4.20	5.05	4.70	4.85	4.85	4.85	4.70	5.00	5.05	3.60	4.85	4.85	45.00	22.50
2006	3.85	4.00	4.25	5.05	4.60	4.85	4.85	4.85	4.75	5.00	5.05	3.60	4.85	4.85	45.00	22.50
2007	3.75	4.00	4.25	5.05	4.55	4.85	4.85	4.85	4.75	5.00	5.05	3.60	4.85	4.85	45.00	22.50
2008	3.75	4.05	4.30	5.15	4.55	4.90	4.90	4.90	4.85	5.05	5.15	3.65	4.90	4.90	46.00	24.00
2009	3.75	4.10	4.35	5.25	4.60	5.00	5.00	5.00	4.90	5.15	5.25	3.70	5.00	5.00	47.00	25.50
2010	3.75	4.20	4.45	5.35	4.60	5.10	5.10	5.10	5.00	5.25	5.35	3.80	5.10	5.10	48.00	27.00
2011	3.75	4.25	4.50	5.45	4.60	5.20	5.20	5.20	5.10	5.35	5.45	3.85	5.20	5.20	49.00	29.00
2012	3.75	4.30	4.55	5.55	4.60	5.30	5.30	5.30	5.20	5.45	5.55	3.90	5.30	5.30	50.00	30.50
2013	3.75	4.35	4.60	5.60	4.65	5.40	5.40	5.40	5.30	5.55	5.60	3.95	5.40	5.40	51.00	32.00
2014+	3.75	+1.5%/yr	+1.5%/yr	+1.5%/yr	4.65	+1.5%/yr				Escalating at 1.5% per year					+1.5%/yr	

Notes:

(a) Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
(b) The plant gate price represents the price before raw gas gathering and processing charges are deducted.
(c) Spot refers to weighted average one month price.

Crude Oil
Effective April 1, 2003

Year	Inflation %	Exchange Rate $US/$Cdn	West Texas Intermediate Crude Oil at Cushing Oklahoma Constant 2003 $ $US/bbl	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Brent Blend Crude Oil FOB North Sea Constant 2003 $ $US/bbl	Brent Blend Crude Oil FOB North Sea Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3% S) at Edmonton Constant 2003 $ $Cdn/bbl	Light, Sweet Crude Oil (40 API, 0.3% S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Constant 2003 $ $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Constant 2003 $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0% S) at Cromer Constant 2003 $ $Cdn/bbl	Medium Crude Oil (29 API, 2.0% S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2003 Full Year	1.5	0.675	30.75	30.75	29.25	29.25	44.50	44.50	35.75	35.75	30.00	30.00	39.00	39.00	20.75	29.75	33.25	45.00
2003 Q2-Q4	0.0	0.680	29.25	29.25	27.75	27.75	42.00	42.00	33.75	33.75	28.00	28.00	36.75	36.75	20.75	27.25	30.25	42.50
2004	1.5	0.680	24.75	25.00	23.25	23.50	35.50	36.00	28.50	29.00	23.50	23.75	32.00	32.50	18.00	23.25	25.00	36.50
2005	1.5	0.680	22.25	23.00	20.75	21.50	32.00	33.00	26.25	27.00	21.25	22.00	28.75	29.50	17.00	21.00	23.00	33.50
2006	1.5	0.680	22.00	23.00	20.50	21.50	31.50	33.00	26.25	27.50	21.75	22.75	28.75	30.00	17.00	21.00	23.00	33.50
2007	1.5	0.680	21.75	23.00	20.25	21.50	31.00	33.00	26.00	27.50	21.50	22.75	28.25	30.00	17.00	21.00	23.00	33.50
2008	1.5	0.680	21.25	23.00	20.00	21.50	30.75	33.00	25.50	27.50	21.00	22.75	27.75	30.00	17.00	21.00	23.00	33.50
2009	1.5	0.680	21.00	23.00	19.75	21.50	30.25	33.00	25.25	27.50	20.75	22.75	27.50	30.00	17.50	21.00	23.00	33.50
2010	1.5	0.680	21.00	23.25	19.50	21.75	30.25	33.50	25.25	28.00	21.00	23.25	27.50	30.50	17.75	21.50	23.50	34.00
2011	1.5	0.680	21.00	23.75	19.75	22.25	30.25	34.00	25.25	28.50	21.00	23.75	27.50	31.00	18.00	21.75	24.00	34.50
2012	1.5	0.680	21.00	24.00	19.75	22.50	30.25	34.50	25.25	29.00	21.25	24.25	27.50	31.50	18.50	22.00	24.50	35.00
2013	1.5	0.680	21.00	24.50	19.75	23.00	30.25	35.00	25.50	29.50	21.25	24.75	27.50	32.00	18.75	22.50	24.75	35.50
2014+	1.5	0.680	21.00	+1.5%/yr	19.75	+1.5%/yr	30.25	+1.5%/yr	25.50	+1.5%/yr	21.25	+1.5%/yr	27.50	+1.5%/yr		Escalate at 1.5% per year		

Notes:

(4) Operating and capital costs were escalated from 2003 base levels at 1.5% per annum.
(5) Economic forecasts were prepared for each property on a before income tax basis.
(6) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation.
(7) Royalty credits under the ARTC plan have not been included in the analysis.
(8) Field administrative expenses payable by the vendor of the properties were included in the operating cost forecasts of the properties. Office administrative expenses and overhead recovery were not included in the above analysis.
(9) Estimates for well abandonments have been included in the above analysis; facility abandonment and site restoration have not been included in the above analysis.
(10) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Swan Hills Reserve Report were based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas production, with respect to the Swan Hills Assets, for the periods indicated.

	Three Months Ended March 31, 2003	Years Ended December 31		
		2002	2001	2000
Oil and NGLs (bbls)	252,637	1,143,364	1,301,830	1,530,861
Average Daily Production (bbl/d)	2,807	3,132	3,567	4,194
Natural Gas (mcf)	156,660	562,540	544,190	858,115
Average Daily Production (mcf/d)	1,741	1,541	1,491	2,351
Total Petroleum Substances (boe)	278,747	1,237,121	1,392,528	1,673,880
Average Daily Production (boe/d)	3,097	3,389	3,815	4,586

Estimated Production

The following table summarizes the estimated future working interest production of oil, condensate and natural gas, with respect to the Swan Hills Assets, for the periods indicated as derived from the Swan Hills Reserve Report.

	Years Ending December 31		
	2003[3]	2004	2005
Oil and NGLs (bbls)	616,000	713,000	712,000
Average Daily Production (bbl/d)	2,249	1,953	1,950
Natural Gas (mcf)	429,000	244,000	54,000
Average Daily Production (mcf/d)	1,566	668	147
Total Petroleum Substances (boe)	687,000	753,000	721,000
Average Daily Production (boe/d)	2,510	2,064	1,975

Notes:

(1) The above production figures relate to the Swan Hills Assets interest to be acquired by APF Energy. Production for acquired properties is included from the date of acquisition.
(2) The Swan Hills Reserve Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. GLJ relied on information provided by the vendor of the Swan Hills Assets. Long term estimates are less reliable than estimates made for the short term.
(3) Represents production for the nine months commencing April 1, 2003.
(4) Natural gas and NGLs production figures are net of injection requirements.

Producing Wells

The number of wells on the Swan Hills Assets in which APF Energy will acquire an interest in connection with the acquisition and which it considers capable of production are set out in the following table:

	Producing[1][2][7]		Shut–in[3]		Other[6]	
	Oil and Gas		Oil and Gas			
	Gross[4]	Net[5]	Gross[4]	Net[5]	Gross[4]	Net[5]
	203	35	68	12	104	18
TOTAL	203	35	68	12	104	18

Notes:

(1) Information provided by APF Energy, based on information in the Swan Hills Reserve Report.
(2) Gas is also produced from the listed oil wells.
(3) "Shut–in" wells means wells which are not producing but which APF Energy considers to be capable of production.

(4) "Gross" wells means the number of wells on the Swan Hills Assets in which APF Energy will acquire an interest.
(5) "Net" wells means the number of gross wells multiplied by the net working interest share which APF Energy will acquire therein.
(6) "Other" wells include injection wells, disposal wells and service wells.
(7) All wells that are assigned Proved Non–Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

EFFECT OF THE ACQUISITIONS ON THE TRUST/APF ENERGY

Selected Financial and Pro–Forma Financial Information

The following table sets out certain financial information for the Trust, APF Energy and APF Partnership, Kinwest and the Sellco Properties, Hawk, Nycan and the Swan Hills Assets and pro–forma consolidated financial information for the Trust after giving effect to the acquisition of Kinwest, Sellco, Hawk, Nycan and the Swan Hills Assets and certain other adjustments. **The following information should be read in conjunction with the unaudited pro–forma consolidated statements of operations and cash distributions of the Trust for the year ended December 31, 2002 and for the three months ended March 31, 2003 set forth under "Pro–Forma Consolidated Financial Statements Year Ended December 31, 2002" and "Pro–Forma Consolidated Financial Statements Three Months Ended March 31, 2003" (collectively, the "Unaudited Pro–Forma Consolidated Financial Statements").**

The pro forma adjustments are based upon the assumptions described in the notes to the Unaudited Pro–Forma Consolidated Financial Statements. The Unaudited Pro–Forma Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that will occur if the Acquisition actually occurs at the time contemplated by the notes to the Unaudited Pro–Forma Consolidated Financial Statements.

	For the year ended December 31, 2002						
	Trust[1]	Kinwest/Sellco[2] Properties	Hawk[1]	Nycan[1]	Pro– Forma Consolidated Excluding Swan Hills Assets	Swan Hills[1] Assets	Pro–Forma Consolidated Including Swan Hills Assets
($ thousands)		(unaudited)			(unaudited)		(unaudited)
Oil and natural gas sales (net of royalties)	73,637	8,204	16,421	9,682	107,945	36,001	143,946
Operating expenses	19,748	1,959	4,572	2,953	29,232	13,403	42,635
Income before taxes and minority interests for the year	4,635	2,254	6,227	2,227	14,331	22,598	23,192

	For the three month period ended March 31, 2003					
	Trust	Hawk	Nycan	Pro–Forma Consolidated Excluding Swan Hills Assets	Swan Hills Assets	Pro–Forma Consolidated Including Swan Hills Assets
($ thousands)	(unaudited)	(unaudited)[3]	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Oil and natural gas sales (net of royalties)	35,001	2,647	4,246	41,894	10,395	52,289
Operating expenses	6,719	670	757	8,146	2,441	10,587
Income before taxes and minority interests for the year	14,655	(356)	2,099	16,401	7,954	21,740

See the notes to the Unaudited Pro–Forma Consolidated Financial Statements for adjustments.

Notes:

(1) Financial information is derived from the audited financial statements.
(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.
(3) Financial information for Hawk is for the one month ended January 31, 2003.

The pro–forma information does not include acquisitions that are not deemed to be significant.

Selected Operational Information

The following table sets forth certain operational information with respect to the Trust and APF Energy and Kinwest, the Sellco Properties, Hawk, Nycan and the Swan Hills Assets.

	APF Energy[1][2][5]	Kinwest/ Sellco[2][3][5]	Hawk(1)(5)(6)	Nycan [4][5][7]	Swan Hills Assets
Proved Reserves[1][2]					
(before royalties)					
Crude oil and NGLs (mbbl)	21,078			722	16,866
Natural gas (mmcf)	70,295			21,813	7,186
Established Reserves[1][2]					
(before royalties)					
Crude oil and NGLs (mbbl)	25,169			971	19,249
Natural gas (mmcf)	81,742			26,404	7,933
Present Worth Value of Reserves ($000)[1][2]					
(Escalated Prices, 10% discount rate)					
Proved Reserves	284,212			43,391	80,128
Established Reserves	320,417			51,364	97,600
Production					
(before royalties, year ended December 31, 2002) [3]					
Crude oil and NGLs (bbl/d)	5,451	1,598	800	252	3,132
Natural gas (mcf/d)	18,488	1,578	7,670	5,966	1,541
Oil equivalent (boe/d at 6 mcf/boe)	8,532	1,861	2,078	1,246	3,389
Production					
(before royalties, three months ended March 31, 2003)[6]					
Crude oil and NGLs (bbl/d)	6,609		999	362	2,807
Natural gas (mcf/d)	28,745		8,975	5,656	1,741
Oil equivalent (boe/d at 6 mcf/boe)	11,400		2,495	1,305	3,097
Undeveloped Land Holdings					
(net acres)[2][5]	221,989			57,991	376

Notes:

(1) The proven and probable reserve volumes and values are based upon the APF Reserve Report and the Hawk Reserve Report effective January 1, 2003.

(2) Reserve volumes and values and undeveloped land holdings for APF Energy include the proven and probable reserve volumes and values and undeveloped land holdings for Kinwest and the Sellco Properties, Paddle River and Hawk.

(3) Kinwest/Sellco production information is for the five months ended May 30, 2002.

(4) The proven and probable reserve volumes and values are based upon the Nycan Reserve Report effective October 1, 2002. In the Nycan Reserve Report operating costs for well lease and processing costs were split into three categories; fixed per year; fixed per well per month, and variable. The fixed per year component of operating costs includes lease costs, property taxes and overhead and was held constant over the project life. The fixed per well per month component consists of the balance of the related well operation costs. These costs were reduced over time on the assumption that operator and field efficiencies would be incorporated into the property operation. The variable component consists of costs that are directly related to the wells' production rates.

(5) Reserves as at December 31, 2002 for APF Energy and as at October 1, 2002 for Nycan.

(6) Hawk production information is for the one month ended January 31, 2003.

(7) For the year ended December 31, 2002, Nycan's working interest production was 91,980 bbls of oil and NGLs, 2,177,500 mcf of natural gas, being a total of 454,900 boe.

FUTURE COMMITMENTS OF APF ENERGY

APF Energy currently has the following derivative financial instruments in place:

Crude Oil

Period	Volumes (bbl/d)	Floor Price (US$/bbl)	Ceiling Price (US$/bbl)
2003 Q2 Swap	2,833	28.40	28.40
2003 Q3 Swap	3,333	28.25	28.25
2003 Q4 Swap	1,500	27.72	27.72

Natural Gas (Cdn.$ Hedges)

Period	Volumes (GJ/d)	Floor Price (Cdn.$/GJ)	Ceiling Price (Cdn.$/GJ)
2003 Q2 Swap	6,000	6.57	6.57
2003 Q3 Swap	6,000	6.57	6.57
2003 Q4 Swap	6,000	6.57	6.57

Natural Gas (US$ Hedges)

Period	Volumes (mmbtu)	Floor Price (US$/mmbtu)	Ceiling Price (US$/mmbtu)
2003 Q2 Swap	1,000	5.06	5.06
2003 Q3 Swap	1,000	5.06	5.06
2003 Q4 Swap	337	5.06	5.06

DESCRIPTION OF THE TRUST UNITS

The Trust Units

The Trust is authorized to issue a maximum of 500 million Trust Units. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. The Trust is also authorized to issue an unlimited number of special voting units ("Special Voting Units") entitling the holders ("Special Unitholders") to the number of votes at meetings of Unitholders as is prescribed by the Board of Directors of APF Energy in the resolution authorizing issuance of the Special Voting Units. The Special Voting Units do not confer any other rights on the Special Unitholders. No Special Voting Units have been issued.

Trust Units and Special Voting Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units and Special Voting Units, may be issued on terms and conditions and at such time or times as APF Energy may determine. Trust Units may only be issued when fully paid and the Unitholders may not thereafter be required to make any further contribution to the Trust with respect to such Trust Units. Trust Units may be issued for a consideration payable in installments if represented by installment receipts until final payment is made.

Distributions

The Trust makes pro rata cash distributions to Unitholders on a monthly basis. Distributions are generally announced via news release during the third week of the month and Unitholders of record on the last day of that month are entitled to participate in the distribution. Distributions are paid by the Trustee to the Unitholders 15 days following the distribution record date or, if such date is not a business day, on the next business day. Distributions in any month consist of income from Royalties, ARTC and other income received by the Trust during the preceding month less royalties, expenses and withholdings payable by the Trust and less other amounts reasonably determined by APF Energy to be retained for the purposes of the Trust. In the past, the Trust has retained income to, among other things, fund capital expenditure or acquisitions, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers. During 1997 (the first year during which the Trust made distributions), 61% of cash distributions were tax deferred and for income tax purposes were treated as a return of capital, while the same figures for 1998, 1999, 2000 and 2001 were 75%, 66%, 38% and 43%, respectively. For 2002 cash distributions, 36% will not be subject to tax with 64% being taxable to Unitholders.

The following per Trust Unit cash distributions have been received by Unitholders during the periods indicated:

Trust Unit Cash Distributions

1997	$1.510
1998	$1.840
1999	$1.555

Trust Unit Cash Distributions

2000	$1.900
2001	$3.045
2002	
January	$0.15
February	$0.15
March	$0.15
April	$0.15
May	$0.15
June	$0.15
July	$0.15
August	$0.15
September	$0.15
October	$0.15
November	$0.15
December	$0.15
2002 Total	$1.80
2003	
January	0.160
February	0.160
March	0.165
April	0.185
May	0.185
June	0.20
2003 Total	$ 1.055
Grand Total	$12.705

Note:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

	Price Range		
Period	High ($)	Low ($)	Volume
2001			
First Quarter	10.70	9.65	2,540,424
Second Quarter	13.40	9.62	3,803,100
Third Quarter	11.50	9.01	2,424,493
Fourth Quarter	10.65	8.75	2,874,300
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
Third Quarter	10.89	10.11	3,614,591
Fourth Quarter	10.71	9.00	5,307,699
2003			
January	10.40	9.66	1,878,757
February	10.70	10.06	2,032,357
March	10.95	10.23	2,688,258
April	10.32	9.30	3,198,282
May	10.78	9.96	3,552,497
June 1 – 25	11.40	10.55	5,373,977

On June 25, 2003, the closing price of the Trust Units on the TSX was $11.40.

DESCRIPTION OF DEBENTURES

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture.

General

The Debentures will be issued under a trust indenture (the "Indenture") to be dated on or before the date of closing of the Offering, between the Trust and Computershare Trust Company of Canada, as trustee (the "Debenture Trustee"). The aggregate principal amount of the Debentures authorized for issue immediately will be limited in aggregate principal amount to $50 million. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing date of the Offering and will be issuable only in denominations of $1,000 and integral multiples thereof. The Debentures will be due on the Maturity Date, July 31, 2008.

The Debentures will bear interest from the date of issue at 9.40% per annum, which will be payable semi–annually in arrears on July 31 and January 31 in each year, commencing on January 31, 2004. The first interest payment will include interest accrued from the closing of the Offering to January 31, 2004.

The principal amount and premium, if any, of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privileges

The Debentures will be convertible at the holder's option into fully paid and non–assessable Trust Units at any time prior to the close of business on the earlier of the day the Debentures mature and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $11.25 per Trust Unit (the "Conversion Price"), being a conversion rate of 88.8889 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon to the date of conversion. Notwithstanding the foregoing, no Debentures may be converted during the five business days preceding January 31 and July 31 in each year, commencing January 31, 2004, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then Current Market Price (as defined below) of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding–up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder

of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding–up, be entitled to receive, on the exercise of the conversion right, the number of Trust Units or other securities or property that such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding–up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest. The term "Current Market Price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

Redemption and Purchase

The Debentures will not be redeemable before July 31, 2006 except as described under "Change of Control of the Trust". On or after July 31, 2006 and prior to maturity, the Debentures will be redeemable in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice at a price of $1,050 per Debenture if redeemed on or after July 31, 2006 and before July 31, 2007 and at a price of $1,025 per Debenture if redeemed on or after July 31, 2007 and before maturity (each a "Redemption Price"), in each case plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at the Maturity Date, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures in lieu of or in exchange for payment of the Redemption Price in money. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the Current Market Price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relating to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding–up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set–off, combination of accounts or

realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the credit facilities described in note 1 to the table under "Consolidated Capitalization of the Trust".

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Offer Price").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "Interest Obligation") on the date it is payable under the Indenture (an "Interest Payment Date") by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made to acquire all of the outstanding Debentures (other than Debentures held at the date of the offer by or on behalf of the offeror, associates or affiliates of the offeror and any person acting jointly or in concert with the offeror) and not less than 90% of such Debentures are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer, on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures, as well as any other series of debentures that may be issued under the Indenture, may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units plus the issued and outstanding Trust Units of the Trust multiplied by the Current Market Price of the Trust Units on the relevant date.

Limitation on Non–Resident Ownership

At no time may non–residents of Canada be the beneficial owners of a majority of the Trust Units, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non–residents of Canada or that such a situation is imminent, the Debenture Trustee may make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non–resident. If, notwithstanding the foregoing, the Debenture Trustee determines that a majority of the Trust Units are held by non–residents of Canada, the Debenture Trustee may send a notice to non–resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debenture holders receiving such notice have not sold the specified number of Debentures or provided the Debenture Trustee with satisfactory evidence that they are not non–residents within such period, the Debenture Trustee may, on behalf of such Debenture holder, sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale, the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures. The

trustee of the Trust has similar obligations in respect of the Trust Units which are outlined in the Declaration of Trust. More information regarding these obligations is set forth at page six of the Trust's AIF, incorporated herein by reference.

Book–Entry System for Debentures

The Debentures will be issued in "book–entry only" form and must be purchased or transferred through a participant ("Participant") in the depository service of the Canadian Depository for Securities Limited ("CDS"). On the closing date of the Offering, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book–entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) the Trust is required to do so by applicable law; (b) the book–entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book–entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book–entry only system through CDS is no longer in their best interest, provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver Debenture Certificates representing the Debentures and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book–entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal and premium, if any, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book–entry only system is in effect. If Debenture Certificates are issued, payment of principal and premium, if any, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, as at March 31, 2003 and as at May 31, 2003 before giving effect to the Offering and the Acquisition, after giving effect to the Offering without the Acquisition and after giving effect to the Offering and the Acquisition.

	Authorized	As at December 31, 2002[6]	As at March 31, 2003 (unaudited)	As at May 31, 2003 before giving effect to the Offering and the Acquisition (unaudited)	As at May 31, 2003 after giving effect to the Offering without the Acquisition (unaudited)	As at May 31, 2003 after giving effect to the Offering and the Acquisition (unaudited)[3][7]
Bank Debt[1]	$180,000,000	$88,000,000	$97,000,000	$92,000,000	$44,400,000	$136,150,000
Trust Units[2][3]	500,000,000	$214,405,160	$252,336,077	$305,078,040	$305,078,040	$305,078,040
		(22,942,417 Trust Units)	(26,981,737 Trust Units)	(32,341,950 Trust Units)	(32,341,950 Trust Units)	(32,341,950 Trust Units)
Special Voting Units	unlimited	nil	nil	nil	Nil	nil
Debentures	$50,000,000	nil	nil	nil	$47,600,000[3]	$47,600,000[3]

Notes:

(1) As of the date hereof, APF Energy has a syndicated credit facility to a maximum of $130 million. Amounts borrowed are available as a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy if the revolving period is not extended. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 bearing interest at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 bearing interest at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $175 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy and a floating charge on all of the other property of APF Energy and a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $175 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. APF Energy has negotiated an increase to its credit facility to a maximum of $180 million, subject to the closing of the Acquisition. See "Recent Developments – Amendment of Credit Facilities".

(2) The Trust has also issued 202,088 options to purchase Trust Units to directors, officers and employees of APF Energy. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this short form prospectus. See "Documents Incorporated by Reference". 1,723,146 rights have been issued under the Incentive Plan as at the date hereof.

(3) This assumes the Offering consists of the issuance of $50 million of Debentures (less the Underwriter's fee of $2,000,000 and estimated costs of $400,000).

(4) On a consolidated cumulative basis, distributions exceeded accumulated earnings by $75,061,288 and future income taxes totaled $39,624,685 as at December 31, 2002 ($74,510,896 and $58,928,769 as at March 31, 2003).

(5) As at December 31, 2002, the consolidated Unitholders' equity totaled $139.3 million consisting of $214.4 million of net capital contributions, (plus $35,588,861 of accumulated earnings less $110,650,149 of cumulative cash distributions declared). Unitholders' equity was $177.8 million as at March 31, 2003.

(6) Derived from audited financial statements.

(7) This assumes a purchase price for the Acquisition of $91.75 million.

INTEREST COVERAGE

The following interest coverages are calculated on a consolidated basis for the twelve–month periods ended December 31, 2002 and March 31, 2003 and are derived from audited financial information, in the case of December 31, 2002, and unaudited financial information, in the case of March 31, 2003. Pursuant to Canadian generally accepted accounting principles, the Debentures will be included in unitholders' equity and the interest paid on the Debentures will be charged to deficit as distributions to Unitholders.

The earnings of the Trust before interest and income tax expense for the year ended December 31, 2002 and the twelve–month period ended March 31, 2003 was $7,065,306 and $21,686,064, respectively. The interest expense for the year ended December 31, 2002 and the twelve–month period ended March 31, 2003, was $2,833,841 and $3,462,319, respectively, for a ratio of 2.49 and 6.26 times, respectively.

After giving effect to the issuance of the Debentures, the pro forma earnings of the Trust before interest and income tax expense for the year ended December 31, 2002 was $14,293,211, and $16,914,866 for the three months ended March 31, 2003. After giving effect to the equity treatment of the Debentures, the pro forma interest expense for the year ended December 31, 2002 was $640,771, for a ratio of 22.31 times and for the three months ended March 31, 2003 was $514,332, for a ratio of 32.89 times.

After giving effect to the Acquisition and the issuance of the Debentures, the pro forma earnings of the Trust before interest and income tax expense for the year ended December 31, 2002 was $27,762,722 and for the three months ended March 31, 2003 was $23,401,563. After giving effect to the equity treatment of the Debentures, the pro forma interest expense for the year ended December 31, 2002 was $5,228,271, for a ratio of 5.31 times and for the three months ended March 31, 2003 was $1,661,207, for a ratio of 14.09 times.

If the Debentures offered hereunder were included in the long–term debt and their respective carrying charges were included in interest expense, the pro forma interest coverage after giving effect to the Acquisition, would be 2.32 times for the year ended December 31, 2002.

USE OF PROCEEDS

The estimated net proceeds of this issue are $47.6 million after deducting the Underwriters' fee of $2,000,000 and the expenses of the issue, estimated to be $400,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to fund the Acquisition, for acquisitions of other minor properties and initially as a temporary repayment of its indebtedness. If the Acquisition is not completed, the Trust will use the net proceeds of the Offering to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately to use such funds for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated June 19, 2003 among the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc., and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners as underwriters (collectively, the "Underwriters"), the Trust has agreed to sell and the Underwriters have agreed to purchase on July 3, 2003, subject to the terms and conditions contained therein, Debentures offered hereby at a price of $1,000 per Debenture for total gross consideration of $50 million payable in cash to the Trust against delivery of the Debentures. The terms of the Offering were determined by negotiation between APF Energy, on behalf of the Trust, and the Underwriters. In consideration for their services in connection with the Offering, the Underwriters will be paid a fee of $2,000,000.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Debentures offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Debentures, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Debentures, or may, but are not obligated to, purchase on a pro rata basis as between themselves the Debentures not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. will indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities and expenses.

Pursuant to applicable securities regulation, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units and Debentures. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by–laws and rules of a designated stock exchange relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units and Debentures. In connection with the Offering and subject to the foregoing, the Underwriters may over–allot or effect transactions which stabilize or maintain the market price of the Trust Units and Debentures at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the Offering, except for the grant of rights pursuant to the Trust Unit Incentive Rights Plan of the Trust or the issuance of Trust Units pursuant to the Trust's Distribution Reinvestment Plan.

Closing of the Offering is expected to take place on or about July 3, 2003, or such other date as the Trust and the Underwriters may agree. The Debentures will be issued in "book–entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Description of Debentures – Book–Entry System for Debentures".

The Trust has applied to list the Debentures and the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Debentures offered hereby and the Trust Units issuable on maturity, redemption or conversion of the Debentures have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "Securities Act"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) except in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Regulation S under the Securities Act.

The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Debentures or any Trust Units issued on maturity, redemption or conversion of the Debentures (or any right thereto or interest therein) into the United States, except to certain institutional investors in transactions exempt from the registration requirements of the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN APF ENERGY'S LENDERS AND CERTAIN UNDERWRITERS

Scotia Capital Inc. and National Bank Financial Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Lenders") which are lenders to APF Energy and to which APF Energy was indebted as of May 31, 2003 in the amount of $92.0 million (of which their syndicated portion is $63.5 million). Consequently, the Trust may be considered a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of the Offering will be used by the Trust to fund the Acquisition and the acquisition of other minor properties and initially as a temporary repayment of its indebtedness. If the Acquisition is not completed, the Trust will use the net proceeds of the Offering to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately to use such funds for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. APF Energy is currently in compliance with the terms of the credit facilities agreement with the Lenders. Security has been granted for APF Energy's indebtedness to the Lenders as described under "Consolidated Capitalization of the Trust" on behalf of the Trust. APF Energy has entered into a commitment letter with one of the Lenders for the new credit facilities described in "Recent Developments – Amendment of Credit Facilities". The decision to distribute the Debentures hereby and the determination of the terms of the Offering were made through negotiations between APF Energy (on behalf of the Trust) and Scotia Capital Inc. on its own behalf and on behalf of the remaining Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of Scotia Capital Inc. and National Bank Financial Inc. will receive its share of the underwriting fee payable by the Trust to the Underwriters.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws LLP, counsel to the Trust and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to the purchasers of Debentures issued hereunder. This summary is only applicable to holders of Debentures, and any Trust Units acquired on the conversion, redemption or repayment thereof (collectively, the "Securities"), who, for the purposes of the Tax Act, are residents of Canada, hold their Securities as capital property and deal at arm's length with the Trust and the Underwriters. Securities will generally be capital property to a holder unless they are held in the course of carrying on a business of trading or dealing in securities, or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder of Securities that is a "financial institution" as

defined in the Tax Act for the purposes of the "mark–to–market" rules; (ii) a holder, an interest in which would be a "tax shelter investment"; or (iii) a holder that is a "specified financial institution", all as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Debentures.

This summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsels' understanding of the current administrative and assessing practices published by the Canada Customs and Revenue Agency (the "CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial (except for certain aspects relating to ARTC), territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Securities. Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times qualify as a unit trust and a mutual fund trust for the purposes of the Tax Act and that all transactions described herein occur at fair market value. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurances can be given in this regard.

This summary is for general information only. It is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Debentures. The tax liability of a holder will depend on the holder's particular circumstances. Prospective purchasers of Debentures are urged to consult their own tax advisors as to their particular income tax circumstances.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture up to any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units. The holder will realize a capital gain or capital loss computed as described below under "Redemption or Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to the fair market value thereof and must be averaged with the adjusted cost base of all other Trust Units held to determine the adjusted cost base of each Trust Unit held.

Generally, one–half of any capital gain realized by a holder of a Debenture will be included in the holder's income under the Tax Act for the year of disposition as a taxable capital gain. One–half of any capital loss realized on a disposition of a Debenture may be deducted against taxable capital gains realized by the holder of the Debenture in the year of disposition, in the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act. Taxable capital gains realized by the holder of a Debenture who is an individual may give rise to alternative minimum tax depending on the holder's circumstances. A holder that is a "Canadian Controlled Private Corporation" (as defined in the Tax Act) may be liable for refundable tax of 6 2/3% on its investment income, which will include interest income and taxable capital gains.

Redemption or Other Dispositions of Debenture

On an assignment or other transfer of a Debenture, a holder will generally be required to include in computing its income for the taxation year of transfer the amount of any interest and amounts deemed to be interest that have accrued on the Debenture to the date of transfer and which were not, in accordance with the terms of the Debenture payable until after that date, to the extent that such amounts have not otherwise been included in computing the holder's income for such year or preceding taxation year.

On a redemption of a Debenture before maturity, the amount, if any, by which the redemption proceeds exceed the principal amount of the Debenture may be deemed to be interest received by the holder.

In addition, a disposition of a Debenture (including a disposition pursuant to a redemption or purchase by the Trust or exercise of the conversion privilege) will give rise to a capital gain (or a capital loss) equal to the amount by which the holder's proceeds of disposition, net of accrued interest and amounts deemed to be interest, exceed (or are less than) the adjusted cost base of such Debenture to the holder and any reasonable costs of disposition.

If a holder of a Debenture receives Trust Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received except to the extent such Trust Units are received as interest or deemed to be a payment of interest. The cost to the holder of the Trust Units so received will be equal to the fair market value thereof and must be averaged with the adjusted cost base of all other Trust Units held by such holder to determine the adjusted cost base of each Trust Unit held.

The Trust

Status of the Trust

Based on certain factual representations made by APF Energy, the Trust qualifies as a "mutual fund trust" under the Tax Act and it is assumed that it will so qualify at all times. In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.

ARTC Entitlement

The Trust is entitled to claim ARTC under current legislation. Under current legislation, the ARTC is based on a price–sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the *Alberta Corporate Tax Act.*

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts in respect of the Royalty paid or payable to it in the year, including any amounts subject to set–off, and including any amounts paid by it to APF Energy or APF Partnership in that year in respect of reimbursed Crown Royalties. The Trust will also be required to include in its income for each taxation year, all interest on any investments held by the Trust that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent such interest was included in computing its income for a preceding taxation year.

Administrative

In computing its income the Trust is entitled to deductions in respect of reasonable administrative expenses, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("COGPE") account, determined on a declining balance basis and 20% of the total issue expenses of the Offering and prior offerings to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by APF Energy or APF Partnership and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

Subject to the Proposed Amendments discussed below, the Trust will be entitled to a deduction in respect of resource allowance equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations to the Tax Act. Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to APF Energy or APF Partnership in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown royalties paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders". Insofar as it is intended that all amounts otherwise taxable to the Trust will be allocated to Unitholders, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act.

Proposed Amendments

The June 9, 2003 Notice of Ways and Means Motion

The Department of Finance (Canada) tabled a Notice of Ways and Means Motion (the "June Notice") in Parliament on June 9, 2003 to implement a package of measures dealing with the taxation of resource income. These measures were first outlined in the February 18, 2003 federal budget and details were provided in the March 3, 2003 technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada". The new structure for federal taxation of resource income proposed by the June Notice contains the following initiatives applicable to the oil and gas industry to be phased in over a five–year period:

(i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003; and

(ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance.

The June Notice also proposes that the percentage of ARTC that the Trust will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Taxation of Unitholders

Each Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income or "resource profits" for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust and such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non–taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year but will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount would be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a

Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder of the Trust Units plus any reasonable costs associated with the disposition. Generally, one–half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One–half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder which is a Canadian–controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Tax Exempt Unitholders

Subject to the specific provisions of any particular exempt plan, the Trust Units will, provided the Trust qualifies as a mutual fund trust, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans all as defined in the Tax Act ("Exempt Plans"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. APF Energy has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than the 30% of the cost amount of all property of the Trust and accordingly, the Trust Units will not constitute foreign property for Exempt Plans, registered or pension plans or other persons subject to tax under Part XI of the Tax Act.

RISK FACTORS

The following are certain factors related to the business of the Trust which should be carefully considered before deciding whether to invest in the Debentures.

Acquisition Risks

There are commercial risks that the Acquisition will not be completed on the terms negotiated or at all. If the Acquisition is not completed and the Trust does not use the proceeds of the Offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Debentures pursuant to the Offering will be dilutive to future cash distributions.

APF Partnership entered into the agreement respecting the Acquisition and APF Energy recently completed the acquisition of Hawk and Nycan to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. There can be no assurance that the Acquisition will be completed, as third parties hold rights of first refusal with respect to the interest of the vendor in the Swan Hills Unit No. 1. Even if the Acquisition is completed, achieving the benefits of all of the acquisitions will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as APF Energy's, and APF Partnership's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Nycan, Hawk, APF Energy and APF Partnership and the Acquisition. The integration of the acquired companies will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect APF Energy's and APF Partnership's ability to achieve the anticipated benefits of the acquisitions.

Business of APF Energy and APF Partnership

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy and APF Partnership (which are collectively referred to as "APF Energy" in the following portions of this section entitled "Risk Factors") is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all

of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the properties of APF Energy.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its open–end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are entirely dependent on the management of APF Energy and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow–outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean–up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

In 1994, the United Nations' Frame Work Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gasses. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gasses from APF Energy's oil and natural gas operations may be required which could result in, among other things, increased operating and capital expenditures and reduction in the production of crude oil and natural gas.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. APF Energy may also manage the risk associated with changes in foreign exchange rates by entering into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Nature of Trust Units

Holders of Debentures may receive Trust Units on conversion, maturity or redemption of the Debentures and such holders should be aware of the risks associated with the Trust Units.

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore APF Energy is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Income Tax Considerations and Government Regulation

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

Investment Eligibility

If APF Energy ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Trust Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Deferred Plan. In addition, where a trust governed by a registered retirement savings plan holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Trust Units that are not qualified investments, the plan's registration may be revoked.

Return of Capital

Trust Units will have no value when reserves from APF Energy's properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy recently negotiated an increase in its syndicated credit facility, provided the Acquisition is completed, to the amount of $180 million, of which $92 million was drawn as of May 31, 2003. See "Recent Developments – Amendment of Credit Facilities". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Act.

Debentures

Market for Debentures

There is currently no market through which the Debentures may be sold. There can be no assurances that an active market will develop for the Debentures after the Offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Ranking Indebtedness

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Trust. Such payment will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Absence of Covenant Protection

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness). The Indenture does not contain any provision specifically intended to protect holders of Debentures in the event of a future leveraged transaction involving the Trust.

Possible Failure to Realize Anticipated Benefits of Acquisition

APF Energy entered into recent acquisitions to strengthen its position in the oil and natural gas industry and to create the opportunity for it and the Trust to realize certain benefits including, among other things, potential cash savings. Achieving the benefits of the acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as APF Energy's ability to realize the anticipated growth opportunities and synergies from combining the business of APF Energy and the assets acquired pursuant to recent acquisitions. The integration will require the dedication of substantial management effort, time and resources of APF Energy, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees of APF Energy and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of the acquisitions.

Depletion of Reserves on Properties

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable Income, absent commodity price increases or cost effective acquisition and development activities, will decline

over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that APF Energy will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures, to repay debt or to finance property acquisitions, the level of distributable income of the Trust will be reduced.

Unitholder Limited Liability

Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from liabilities of a Corporation. The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

The Registrar and Transfer Agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Toronto, and Calgary.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by APF Energy to be contemplated.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon, on behalf of the Trust and APF Energy by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP and Burnet Duckworth & Palmer LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

As of the date hereof, the directors, officers and associates of each of Gilbert Laustsen Jung Associates Ltd. and Ashton Jenkins Mann, as a group do not beneficially own, directly or indirectly, any Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

OPERATING STATEMENTS FOR SWAN HILLS UNIT

Auditors' Report

To the Directors of
APF Energy Trust

At the request of APF Energy Trust, we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2002 for the Swan Hills Unit that is subject to a purchase and sale agreement between APF Energy Limited Partnership and a third party. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Swan Hills Unit for the year ended December 31, 2002 in accordance with the basis of accounting disclosed in note 1.

(Signed) "Pricewaterhouse Coopers LLP"
Chartered Accountants

Calgary, Alberta
May 30, 2003

Swan Hills Unit
Schedule of Revenues, Royalties and Operating Expenses
December 31, 2002
March 31, 2003 and 2002

(in thousands of dollars)

	Three months ended March 31,		Year ended December 31,
	2003	2002	2002
	$	$	$
	(unaudited)	(unaudited)	
Oil and gas sales	13,976	9,743	46,117
Royalties	3,581	2,036	10,116
	10,395	7,707	36,001
Operating expenses	2,441	2,852	13,403
Excess of revenues over operating expenses	7,954	4,855	22,598

1 Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Swan Hills Unit that is to be purchased by APF Energy Limited Partnership.

The Schedule of Revenues, Royalties and Operating Expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes as these amounts are based on the consolidated operations of the vendor of which the selected property forms only a part.

2 Significant accounting policies

Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchasers and recorded net of transportation costs.

Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

Operating costs

Operating costs include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

Joint venture operations

Substantially all of the Swan Hills Unit is operated through joint ventures, therefore the Schedule only reflects the proportionate interest acquired by APF Energy Limited Partnership.

PRO–FORMA CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to compilation only, the accompanying pro–forma consolidated statements of operations and cash distributions of APF Energy Trust for the year ended December 31, 2002 which have been prepared for inclusion in the prospectus relating to the distribution and issue of 9.40% Convertible Unsecured Subordinated Debentures at $1,000 per Debenture. In our opinion, the pro–forma consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the December 31, 2002 pro–forma consolidated financial statements.

(Signed) "Pricewaterhouse Coopers LLP"
Chartered Accountants

Calgary, Alberta
June 26, 2003

APF Energy Trust
Pro–Forma Consolidated Statement of Operations
(Unaudited)
December 31, 2002

	APF Energy Trust Year Ended December 31, 2002 $	Kinwest Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Year Ended December 31, 2002 $	Nycan Year Ended December 31, 2002 $	Adjustments (Note 2(a)) $	Pre Swan Hills Unit $	Swan Hills Unit (Note 2(b)) $	Post Swan Hills Unit $
Revenue									
Oil and natural gas	92,344,559	5,405,283	4,181,602	19,264,893	11,695,000		132,891,337	46,117,000(vii)	179,008,337
Royalties expense, net of ARTC	(18,707,274)	(767,278)	(615,417)	(2,843,781)	(2,013,000)		(24,946,750)	(10,116,000)(vii)	(35,062,750)
Other operating revenue	1,676,257	–	–	–	–		1,676,257		1,676,257
	75,313,542	4,638,005	3,566,185	16,421,112	9,682,000	–	109,620,844	36,001,000	145,621,844
Expenses									
Operating	19,747,770	1,101,075	857,882	4,572,125	2,953,000		29,231,852	13,403,000(vii)	42,634,852
Compensation costs arising from sale	–	2,484,550				(2,484,550) (vi)			–
General and administrative – net	4,634,877	267,332		1,061,323	816,000	100,649 (vii)	6,880,181		6,880,181
Management fee	1,976,054					868,813 (iii)	2,844,867	790,930 (iii)	3,635,797
Interest on long–term debt	2,833,841	152,525		319,837	288,000	(2,953,432) (ii)	640,771	4,587,500 (ii)	5,228,271
Capital and other taxes	1,901,296	–				66,585 (viii)	1,967,881		1,967,881
Internalization of management contract	7,297,325						7,297,325		7,297,325
Depletion and amortization	30,200,479	1,020,087		4,241,235	3,398,000	5,143,972 (i)(v)	44,003,773	7,967,943 (i)	51,971,716
Site restoration	2,087,066	67,060				288,956 (v)	2,443,082	370,628 (v)	2,813,710
	70,678,708	5,092,629	857,882	10,194,520	7,455,000	1,030,993	95,309,732	27,120,001	122,429,733
Operating Income	4,634,834	(454,624)	2,708,303	6,226,592	2,227,000	(1,030,993)	14,311,112	8,880,999	23,192,111
Provision for income taxes (recovery)									
Current	–	(9,142)	–	458,585	49,000	(431,858) (iv) (66,585) (viii)	–	–	–
Future	(7,133,279)	(13,232)	–	1,754,495	787,000	702,793 (iv)	(3,902,223)	3,724,691 (iv)	(177,532)
Income before minority interest	11,768,113	(432,250)	2,708,303	4,013,512	1,391,000	(1,235,343)	18,213,335	5,156,308	23,369,643
Minority interest	403,369					255,304	658,673	(1,012)	657,661
Net income for the period	11,364,744	(432,250)	2,708,303	4,013,512	1,391,000	(1,490,647)	17,554,662	5,157,320	22,711,982
Net income per unit (basic and diluted)	0.55						0.54		0.70

APF Energy Trust
Pro–Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2002

	APF Energy Trust Year Ended December 31, 2002 $	Kinwest Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Year Ended December 31, 2002 $	Nycan Year Ended December 31, 2002 $	Adjustments (Note 2(a)) $	Pre Swan Hills Unit $	Swan Hills Unit Note 2(b) $	Post Swan Hills Unit $
Revenue									
Oil and natural gas	92,344,559	5,405,283	4,181,602	19,264,893	11,695,000		132,891,337	46,117,000(vii)	179,008,337
Other operating revenue	1,676,257	–	–	–			1,676,257		1,676,257
Gross overriding royalties and lessor's royalties	(7,802,341)	(346,079)	(286,412)	(604,605)	(1,056,000)		(10,095,437)		(10,095,437)
	86,218,475	5,059,204	3,895,190	18,660,288	10,639,000		124,472,157	46,117,000	170,589,157
Expenses									
Operating costs	19,747,770	1,101,075	857,882	4,572,125	2,953,000		29,231,852	13,403,000(vii)	42,634,852
Compensation costs arising from sale		2,484,550				(2,484,550) (vi)	–		–
General and administrative expense	4,316,930	267,332		1,061,323	816,000	100,649 (vii)	6,562,234		6,562,234
Management fees	1,976,054	–				868,813 (iii)	2,844,867	790,930 (iii)	3,635,797
Debt services charges	2,833,841	152,525		319,837	288,000	(2,953,432) (ii)	640,771	4,587,500 (ii)	5,228,271
Capital expenditures funded from cash flow	5,143,562					(1,694,796) (ix)	3,448,766		3,448,766
Discretionary debt repayment	–	632,523	2,708,303	10,467,827	5,625,000	(19,433,654)	–	17,219,570 (vi)	17,219,569
Site restoration fund contribution	925,000						925,000		925,000
Capital and other taxes	1,901,296	–				66,585 (viii)	1,967,881		1,967,881
	36,844,453	4,638,005	3,566,185	16,421,112	9,682,000	(25,530,385)	45,621,370	36,001,000	81,622,370
Income subject to the Royalty	49,374,022	421,199	329,005	2,239,176	957,000	25,530,085	78,850,787	10,116,000	88,966,787
99% of income subject to the Royalty	48,880,283	416,987	325,715	2,216,784	947,430	25,275,081	78,062,280	10,014,840	88,077,120
Crown charges – net	(10,795,884)	(416,987)	(325,715)	(2,216,784)	(947,430)	–	(14,702,800)	(10,014,840)(vii)	(24,717,640)
Interest on convertible debentures	–	–	–	–	–	(4,700,000)	(4,700,000)		(4,700,000)
General and administrative costs of the Trust	(317,947)	–	–	–	–	–	(317,947)		(317,947)
Cash available to be distributed	37,766,452	–	–	–	–	20,575,082	58,341,533	–	58,341,533
Actual/deemed cash distributed to date	34,201,561	–	–	–	–	20,575,082	54,776,642	–	54,776,642
Cash distribution payable	3,564,891	–	–	–	–	–	3,564,891	–	3,564,891
Actual/deemed cash distribution declared per unit	1.81						1.81		1.81

1. Basis of Presentation

The pro–forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest"), a corporation ("Sellco") formed to acquire properties held by joint venture partners of Kinwest, Hawk Oil Inc. ("Hawk"), Nycan Energy Corp. ("Nycan") and the Swan Hills Unit No. 1 ("Swan Hills Unit") property. Kinwest, Sellco, Hawk and Nycan were involved in oil and gas exploration, development and production in western Canada. The pro–forma consolidated financial statements have been prepared from information derived from the December 31, 2002 audited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest, the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, the December 31, 2002 audited financial statements of Hawk, the December 31, 2002 audited financial statements of Nycan, the December 31, 2002 audited Schedule of Revenues, Royalties and Operating Expenses of the Swan Hills Unit, and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The Hawk shares were purchased by the Trust through a take–over bid, which closed February 5, 2003. The Nycan shares were purchased by the Trust through a take–over bid, which closed April 28, 2003. The Swan Hills Unit property acquisition will be purchased effective April 1, 2003 and is expected to close in July, 2003. The pro–forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002.

The pro–forma consolidated financial statements do not give effect to any purchase of any assets that do not meet the significant test rules as defined by various securities regulators.

The pro–forma consolidated financial statements do not give effect to the recently completed internalization of management transaction, except that the structuring fee has been waived on the Hawk, Nycan and the Swan Hills Unit acquisitions. The transaction resulted in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective the close of business December 31, 2002. The cost of the buyout of the management contract from APF Energy Management Inc. ("APF Management") was $9.25 million, paid as to 25% in cash and the balance from the issuance of 661,850 Trust Units.

The pro–forma consolidated financial statements give effect to the current offering of Convertible Unsecured Subordinated Debentures (the "Debentures") pursuant to this prospectus.

The pro–forma consolidated financial statements may not be indicative of the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Acquisition. In preparing the pro–forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro–forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2002. The acquisition of Hawk and Nycan have been accounted for as business acquisitions. In the opinion of management, the pro–forma financial statements include all adjustments necessary for fair presentation.

The pro–forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2002, the audited financial statements of Kinwest as at and for the year ended December 31, 2001, the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001, the audited financial statements of Hawk as at and for the year ended December 31, 2002, the audited financial statements of Nycan as at and for the year ended December 31, 2002 and the audited Schedule of Revenues, Royalties and Operating Expenses of the Swan Hills Unit for the year ended December 31, 2002.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional

properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Management in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro–forma adjustments and assumptions

(a) The pro–forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions, except for the acquisition of the Swan Hills Unit, took place on January 1, 2002.

(i) the purchase price allocated to the Kinwest capital assets, the Sellco properties, the Hawk capital assets and the Nycan capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units, including the proceeds from the issue of Debentures pursuant to this prospectus, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk and Nycan has been reclassed from depletion and amortization.

(vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

(vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(ix) the pro–forma consolidated statement of cash distributions assumes that the capital expenditures funded from cash flow and the discretionary debt repayment will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholders on a per unit basis are based on 32,232,891 Trust Units assumed outstanding for the period;

(b) The pro–forma consolidated statements of operations and cash distributions have been prepared as if the acquisition of the Swan Hills Unit, took place on January 1, 2002.

(i) the purchase price allocated to the Swan Hills Unit property was financed by cash and is amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchase of the Swan Hills Unit property after the use of cash from the issue of Trust Units, including the proceeds from the issue of Debentures pursuant to this prospectus, has been recorded at 5% per annum with no principal repayments (see note 3);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income taxes from the Swan Hills Unit property subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed on to Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust;

(vi) the pro–forma consolidated statement of cash distributions assumes that the discretionary debt repayment will be adjusted so that distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholder on a per unit basis are based on 32,232,891 Trust Units assumed outstanding for the year.

(vii) represents the operating results relating to the Swan Hills Units property for the year ended December 31, 2002.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units issued as part of the settlement for the Kinwest and Sellco shares, 3,990,474 Trust Units issued as part of the settlement for the Hawk shares, 608,185 Trust Units issued pursuant to the internalization of the management contract and 5,300,000 Trust Units issued under the March 19, 2003 prospectus. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2002, which are incorporated in this prospectus by reference.

(b) Goodwill represents the excess of the purchase price over the fair value of net assets received. Goodwill will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On June 19, 2003 the Trust, APF Energy and APF Acquisition Trust entered into an underwriting agreement with respect to a new issue of Debentures for aggregate gross proceeds of $50 million before expenses and the fee to the Underwriters of $2,000,000, to fund the acquisition of the Swan Hills Unit property and other minor properties and initially as a repayment of its indebtedness.

PRO–FORMA CONSOLIDATED FINANCIAL STATEMENTS THREE MONTHS ENDED MARCH 31, 2003

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to compilation only, the accompanying pro–forma consolidated balance sheet as at March 31, 2003 and consolidated statements of operations and cash distributions of APF Energy Trust for the three months then ended which have been prepared for inclusion in the prospectus relating to the distribution and issue of 9.40% Convertible Unsecured Subordinated Debentures at $1,000 per Debenture. In our opinion, the pro–forma consolidated balance sheet and consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the March 31, 2003 pro–forma consolidated financial statements.

(Signed) "Pricewaterhouse Coopers LLP"
Chartered Accountants

Calgary, Alberta
June 26, 2003

APF Energy Trust
Pro–Forma Consolidated Balance Sheet
(Unaudited)
March 31, 2003

	APF Energy Trust March 31, 2003 $	Nycan Energy Corp. March 31, 2003 $	Adjustments (Note 2(a)(b)) $	Pre Swan Hills Unit $	Swan Hills Unit (Note 2(c))	Post Swan Hills Unit $
ASSETS						
Current assets						
Cash	2,039,400	–	–	2,039,400		2,039,400
Accounts receivable	25,920,143	3,895,000	–	29,815,143		29,815,143
Other current assets	2,660,302	10,000	–	2,670,302		2,670,302
	30,619,845	3,905,000	–	34,524,845		34,524,845
Site restoration fund	1,133,073	–	–	1,133,073		1,133,073
Goodwill	22,553,871	–	4,068,201	26,622,072		26,622,072
Property, plant and equipment	313,609,774	34,337,000	20,168,000	368,114,774	91,750,000	459,864,774
	367,916,563	38,242,000	24,236,201	430,394,764	91,750,000	522,144,764
LIABILITIES						
Current liabilities						
Accounts payable and accrued liabilities	22,093,968	3,678,000	1,253,117	27,025,085		27,025,085
Cash distribution payable	4,991,621	–	–	4,991,621		4,991,621
Bank indebtedness	–	6,521,000	(6,521,000)	–		–
	27,085,589	10,199,000	(5,267,883)	32,016,706		32,016,706
Future income taxes	58,928,769	7,252,000	8,830,732	75,011,501		75,011,501
Long–term debt	97,000,000		(59,068,648)	37,931,352	91,750,000	129,681,352
Site restoration liability	7,077,024	569,000	–	7,646,024		7,646,024
	190,091,382	18,020,000	(55,505,799)	152,605,583	91,750,000	244,355,583
UNITHOLDERS' EQUITY						
Share capital	–	8,161,000	(8,161,000)	–		–
Unitholders' investment account	252,336,077	–	52,364,000	304,700,077		304,700,077
Convertible debentures			47,600,000	47,600,000		47,600,000
Accumulated earnings	49,205,098	12,061,000	(12,061,000)	49,205,098		49,205,098
Accumulated cash distributions	(123,715,994)	–	–	(123,715,994)		(123,715,994)
	177,825,181	20,222,000	79,742,000	277,789,181	–	277,789,181
	367,916,563	38,242,000	24,236,201	430,394,764	91,750,000	522,144,764

APF Energy Trust
Pro–Forma Consolidated Statement of Operations
(Unaudited)
March 31, 2003

	APF Energy Trust Three Months Ended March 31, 2003 $	Hawk Oil Inc. One Month Ended January 31, 2003 $	Nycan Energy Corp. Three Months Ended March 31, 2003 $	Adjustments (Note 2(b)) $	Pre Swan Hills Unit $	Swan Hills Unit (Note 2(c)) $	Post Swan Hills Unit $
Revenue							
Oil and natural gas	44,092,912	3,065,604	5,228,000		52,386,516	13,976,000 (vi)	66,362,516
Royalties expense, net of ARTC	(9,091,572)	(418,946)	(982,000)		(10,492,518)	(3,581,000) (vi)	(14,073,518)
Other operating revenue	408,880	–	–		408,880		408,880
	35,410,220	2,646,658	4,246,000		42,302,878	10,395,000	52,697,878
Expenses							
Operating	6,718,504	670,479	757,000		8,145,983	2,441,000 (vi)	10,586,983
General and administrative– net	1,374,072	1,864,314	421,000		3,659,386		3,659,386
Interest on long–term debt	1,153,144	24,546	75,000	(738,358) (ii)	514,332	1,146,875(ii)	1,661,207
Capital and other taxes	835,761			14,777 (v)	850,538		850,538
Depletion and amortization	9,953,025	443,262	894,000	673,578 (i)(iv)	11,963,865	1,444,996 (i)	13,408,861
Site restoration	721,061			47,179 (iv)	768,240	22,306 (iv)	790,546
	20,755,567	3,002,601	2,147,000	(2,824)	25,902,344	5,055,177	30,957,521
Operating Income	14,654,653	(355,943)	2,099,000	2,824	16,400,534	5,339,823	21,740,357
Provision for income taxes (recovery)				(208,423) (iii)			
Current	–	5,200	218,000	(14,777) (v)	–	–	–
Future	1,038,416	(50,348)	403,000	(1,185) (iii)	1,389,883	2,239,522 (iii)	3,629,405
Net income for the period	13,616,237	(310,795)	1,478,000	227,209	15,010,651	3,100,301	18,110,952
Net income per unit (basic and diluted)	0.54				0.46		0.56

APF Energy Trust
Pro–Forma Consolidated Statement of Cash Distributions
(Unaudited)
March 31, 2003

	APF Energy Trust Three Months Ended March 31, 2003 $	Hawk Oil Inc. One Month Ended January 31, 2003 $	Nycan Energy Corp. Three Months Ended March 31, 2003 $	Adjustments (Note 2(b)) $	Pre Swan Hills Unit $	Swan Hills Unit (Note 2(c)) $	Post Swan Hills Unit $
Revenue							
Oil and natural gas	44,092,912	3,065,604	5,228,000		52,386,516	13,976,000 (vi)	66,362,516
Other operating revenue	408,880	–			408,880		408,880
Gross overriding and lessor's royalties	(3,956,888)	(10,313)	(640,000)		(4,607,201)		(4,607,201)
	40,544,904	3,055,291	4,588,000		48,188,195	13,976,000 (vi)	62,164,195
Expenses							
Operating costs	6,718,504	670,479	757,000		8,145,983	2,441,000 (vi)	10,586,983
General and administrative expense	1,023,574	1,864,314	421,000		3,308,888		3,308,888
Debt service charges	1,153,144	24,546	75,000	(738,358) (ii)	514,332	1,146,875 (ii)	1,661,207
Capital expenditures funded from cash flow	5,566,626				5,566,626		5,566,626
Discretionary debt repayment	6,077,749	87,319	2,993,000	(3,879,193) (vi)	5,278,875	6,807,125 (v)	12,086,000
Site restoration fund contribution	483,000				483,000		483,000
Capital and other taxes	835,761			14,777 (v)	850,538		850,538
	21,858,358	2,646,658	4,246,000	(4,602,774)	24,148,242	10,395,000	34,543,242
Income subject to the Royalty	18,686,546	408,633	342,000	4,602,774	24,039,953	3,581,000	27,620,953
99% of income subject to the Royalty	18,499,680	404,547	338,580	4,556,746	23,799,553	3,545,190	27,344,743
Crown charges – net	(5,083,337)	(404,547)	(338,580)		(5,826,464)	(3,545,190)	(9,371,654)
Interest on convertible debentures	–	–	–	(1,158,904)	(1,158,904)		(1,158,904)
General and administrative costs of the Trust	(350,498)				(350,498)		(350,498)
Cash available to be distributed	13,065,845	–	–	3,397,842	16,463,687	–	16,463,687
Actual/deemed cash distributed to date	8,074,224	–	–	3,397,842	11,472,066	–	11,472,066
Cash distribution payable	4,991,621	–	–	–	4,991,621	–	4,991,621
Actual/deemed cash distribution declared per unit	0.51				0.51		0.51

1. Basis of Presentation

The pro–forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Hawk Oil Inc. ("Hawk"), Nycan Energy Corp. ("Nycan") and the Swan Hills Unit No. 1 ("Swan Hills Unit") property. Hawk and Nycan were involved in oil and gas exploration, development and production in western Canada. The pro–forma consolidated financial statements have been prepared from information derived from the March 31, 2003 unaudited consolidated historical financial statements of the Trust, the one month January 31, 2003 unaudited financial statements of Hawk, the March 31, 2003 unaudited financial statements of Nycan, the March 31, 2003 unaudited Schedule of Revenues, Royalties and Operating Expenses of the Swan Hills Unit, and the assumptions set out in note 2 below.

The Hawk shares were purchased by the Trust through a take–over bid, which closed February 5, 2003. The Nycan shares were purchased by the Trust through a take–over bid, which closed April 28, 2003. The Swan Hills Unit property acquisition will be purchased effective April 1, 2003 and is expected to close in July, 2003. The pro–forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2003. The pro–forma consolidated balance sheet gives effect to those transactions at March 31, 2003.

The pro–forma consolidated financial statements do not give effect to any purchase of any assets that do not meet the significant test rules as defined by various securities regulators.

The pro–forma consolidated financial statements give effect to the current offering of Convertible Unsecured Subordinated Debentures (the "Debentures") pursuant to this prospectus.

The pro–forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Acquisition. In preparing the pro–forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro–forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2002. The acquisition of Hawk and Nycan have been accounted for as business acquisitions. In the opinion of management, the pro–forma financial statements include all adjustments necessary for fair presentation.

The pro–forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2002, the audited financial statements of Hawk as at and for the year ended December 31, 2002, the audited financial statements of Nycan as at and for the year ended December 31, 2002 and the audited Schedule of Revenues, Royalties and Operating Expenses of the Swan Hills Unit for the year ended December 31, 2002.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro–forma adjustments and assumptions

(a) The pro–forma consolidated balance sheet of the Trust as at March 31, 2003, has been prepared as if the following transactions had been completed as of the balance sheet date:

(I) NYCAN ACQUISITION

The purchase by the Trust of 100% of the shares of Nycan for $34,374,352 before adjustments and other costs, paid 100% in cash is accounted for as a business combination and is allocated as follows:

Property plant and equipment	$54,505,000
Goodwill	4,068,201
Current assets	3,905,000
Current liabilities	(3,678,000)
Bank debt	(6,521,000)
Future site restoration	(569,000)
Future income taxes	(16,082,732)
Net	$35,627,469
Paid by:	
Bank Indebtedness	34,374,352
Transaction costs including severance	1,253,117
	$35,627,469

(II) PUBLIC EQUITY ISSUE

The issuance by the Trust of 5,300,000 Trust Units at a price of $10.40 per Trust Unit. The net proceeds of the offering, after deducting Underwriters' commissions, was used to fund the Nycan acquisition and repay debt.

(III) ISSUE OF DEBENTURES

The issuance by the Trust of 50,000, 9.40% convertible unsecured subordinated debentures at a price of $1,000 per Debenture, net of Underwriters' commissions and offering expenses.

(b) The pro–forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions, except for the acquisition of the Swan Hills Unit, took place on January 1, 2003.

(i) the purchase price allocated to the Hawk capital assets and the Nycan capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units, including the proceeds from the issue of Debentures pursuant to this prospectus, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

(iii) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2003. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(iv) site restoration in the case of Hawk and Nycan has been reclassed from depletion and amortization.

(v) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(vi) the pro–forma consolidated statement of cash distributions assumes that the discretionary debt repayment will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholders on a per unit basis are based on 32,232,891 Trust Units assumed outstanding for the period;

(c) The pro–forma consolidated statements of operations and cash distributions have been prepared as if the acquisition of the Swan Hills Unit property, took place on January 1, 2003.

(i) the purchase price allocated to the Swan Hills Unit property was financed by cash and is amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchase of the Swan Hills Unit property after the use of cash from the issue of Trust Units, including the proceeds from the issue of Debentures pursuant to this prospectus, has been recorded at 5% per annum with no principal repayments (see note 3);

(iii) current taxes were adjusted to account for income taxes as if the income taxes from the Swan Hills Unit property subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed on to Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(iv) site restoration is calculated on a unit of production basis using the same rate as for the Trust;

(v) the pro–forma consolidated statement of cash distributions assumes that the discretionary debt repayment will be adjusted so that distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholder on a per unit basis are based on 32,232,891 Trust Units assumed outstanding for the year;

(vi) represents the operating results relating to the Swan Hills Unit property for the three months ended March 31, 2003.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units issued as part of the settlement for the Kinwest and Sellco shares, 3,990,474 Trust Units issued as part of the settlement for the Hawk shares, 608,185 Trust Units issued pursuant to the internalization of the management contract and 5,300,000 Trust Units issued under the March 19, 2003 prospectus. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2002, which are incorporated in this prospectus by reference.

(b) Goodwill represents the excess of the purchase price over the fair value of net assets received. Goodwill will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On June 19, 2003 the Trust, APF Energy and APF Acquisition Trust entered into an underwriting agreement with respect to a new issue of Debentures for aggregate gross proceeds of $50 million before expenses and the fee to the Underwriters of $2,000,000, to fund the acquisition of the Swan Hills Unit property and other minor properties and initially as a repayment of its indebtedness.

CERTIFICATE OF THE TRUST

Dated: June 26, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

APF ENERGY TRUST

By: APF ENERGY INC.

(Signed) Martin Hislop
Chief Executive Officer

(Signed) Alan MacDonald
Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Steven Cloutier

(Signed) Donald Engle

CERTIFICATE OF THE UNDERWRITERS

Dated: June 26, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: *(Signed) Eric McFadden*

CIBC WORLD MARKETS INC.

By: *(Signed) Arthur Korpach*

NATIONAL BANK FINANCIAL INC.

By: *(Signed) David M. Vetters*

BMO NESBITT BURNS INC.

By: *(Signed) R. Bradley Hurtubise*

CANACCORD CAPITAL CORPORATION

By: *(Signed) Stephen Mullie*

DUNDEE SECURITIES CORPORATION

By: *(Signed) David Anderson*

RESEARCH CAPITAL CORPORATION

By: *(Signed) Ali A. Bhojani*

GRIFFITHS McBURNEY & PARTNERS

By: *(Signed) Sandy L. Edmonstone*

June 19, 2003

APF Energy Trust
APF Energy Inc.
APF Energy Acquisition Trust
APF Energy Limited Partnership
990009 Alberta Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

Attention: Steven Cloutier, President and Chief Operating Officer

Dear Sir:

Re: Offering of 9.40% Convertible Unsecured Subordinated Debentures of APF Energy Trust

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners (the "**Underwriters**") understand that APF Energy Trust (the "**Trust**") proposes to issue and sell 50,000 convertible unsecured subordinated debentures of the Trust (generally, the "**Debentures**", and, in respect of those 50,000 Debentures, the "**Offered Debentures**") with a face value of $1,000 principal amount per Debenture, a coupon of 9.40% per annum, payable semi-annually in arrears on July 31st and January 31st of each year commencing January 31, 2004, and a maturity date of July 31, 2008 (the "**Maturity Date**"). The Debentures shall be convertible into Trust Units (as defined herein) at a conversion price of $11.25 per Trust Unit at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as defined below). The Underwriters also understand that the Trust will prepare and file, in accordance with the terms hereof, the Prospectus (as hereinafter defined) and all other necessary documents in order to qualify the Offered Debentures for distribution to the public in each of the Qualifying Provinces.

Upon and subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase the Offered Debentures from the Trust in the respective percentages set forth in paragraph 19 hereof, and the Trust hereby agrees to issue and sell to the Underwriters, subject to paragraph 19, all but not less than all, of the Offered Debentures at the purchase price of $1,000 per Offered Debenture.

1. Definitions

In this agreement:

a. **"Acquisition Agreement"** means the purchase and sale agreement dated June 16, 2003 between APF Partnership and an arms length vendor pursuant to which APF Partnership has agreed to acquire the Swan Hills Assets;

b. **"AIF"** means the renewal annual information form of the Trust dated May 15, 2003;

c. **"AJM"** means Ashton Jenkins Mann Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta;

d. **"AJM Nycan Report"** means the independent engineering evaluation dated November 14, 2002 and made effective October 1, 2002 prepared by AJM which reports on the reserves attributable to the Nycan Properties;

e. **"APF Acquisition Trust Indenture"** means the trust indenture dated May 30, 2002 between APF Management, now APF Energy, and Geoffrey Paskuski;

f. **"APF Acquisition Trust Management Agreement"** means the agreement dated May 30, 2002 between APF Management, now APF Energy, and Geoffrey Paskuski, as trustee of APF Acquisition Trust, pursuant to which APF Acquisition Trust and Geoffrey Paskuski retained APF Management to provide certain administrative and support services in connection with APF Acquisition Trust and investments of APF Acquisition Trust;

g. **"APF Energy"** means APF Energy Inc.;

h. **"APF Management"** means APF Energy Management Inc., the former manager of APF Energy, the Trust, APF Acquisition Trust and APF Partnership, and which was amalgamated with APF Energy and 1014621 Alberta Ltd. effective January 3, 2003;

i. **"APF Partnership"** means APF Energy Limited Partnership, a limited partnership formed in the Province of Alberta pursuant to the Limited Partnership Agreement;

j. **"APF Parties"** means, collectively, the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc., and **"APF Party"** means any one of them;

k. **"Applicable Securities Laws"** means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

l. **"ASC"** means the Alberta Securities Commission;

m. **"Business Day"** means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

n. **"Casinghead Gas Revenue Properties"** means 4.761171% of gross casinghead gas revenue from six units and from certain non-unit wells;

o. **"Closing Date"** means July 3, 2003;

p. **"Closing Time"** means 6:45 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

q. **"Debentures"** has the meaning assigned thereto above;

r. **"Debenture Indenture"** means the trust indenture to be dated on or before the Closing Date between the Trust and Computershare Trust Company of Canada, governing the terms and conditions of the Debentures;

s. **"Documents"** means, collectively:

  i. the AIF including management's discussion and analysis for the year ended December 31, 2002 incorporated therein;

  ii. the short form prospectus of the Trust dated March 19, 2003, as to only those portions thereof which appear under the headings "Information Concerning Nycan", "Interim Financial Statements of Kinwest Resources Inc.", Interim Financial Statements of Sellco", "Audited Operating Statements for Sellco Properties" and "Financial Statements of Kinwest";

  iii. the Information Circular;

iv. the unaudited interim consolidated financial statements of the Trust for the three months ended March 31, 2003 and 2002 contained in the Trust's interim report for the three months ended March 31, 2003;

v. management's discussion and analysis for the three months ended March 31, 2003 and 2002 contained in the Trust's interim report for the three months ended March 31, 2003;

vi. the audited consolidated financial statements of the Trust for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon contained in the Trust's 2002 annual report;

vii. the material change report of the Trust dated February 5, 2003 relating to the completion of the acquisition of Hawk;

viii. the material change report of the Trust dated March 19, 2003 relating to the pre-offer agreement between APF Energy and Nycan;

ix. the material change report of the Trust dated April 2, 2003 relating to the new issue of 5,300,000 Trust Units;

x. the material change report of the Trust dated April 28, 2003 relating to the completion of the acquisition of Nycan;

xi. the material change report of the Trust dated April 28, 2003 relating to the renewal of the Trust's unitholder rights plan;

xii. the audited comparative financial statements of Hawk for the years ended December 31, 2002 and 2001, together with the report of the auditors of Hawk thereon;

xiii. the audited consolidated comparative financial statements of Nycan for the years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon; and

xiv. the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002;

t. **"Exchange"** means the Toronto Stock Exchange;

u. **"GLJ"** means Gilbert Laustsen Jung Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

v. **"GLJ Hawk Report"** means the report of GLJ dated October 30, 2002 and effective October 1, 2002 evaluating the petroleum and natural gas properties of Hawk, mechanically updated to January 1, 2003 using GLJ's January 1, 2003 pricing;

w. **"GLJ APF Report"** means the independent engineering evaluation dated February 10, 2003 prepared by GLJ, effective January 1, 2003 evaluating 92% of the established reserves of APF Energy and APF Partnership, using GLJ's January 1, 2003 pricing and including a mechanical update by GLJ to January 1, 2003 of the additional 8% of the established reserves of APF Energy, being the Paddle River property, based on estimates effective July 2002 provided by APF Energy to GLJ;

x. **"GP Management Agreement"** means the agreement dated May 30, 2002 among The Trust Company of Bank of Montreal (Computershare Trust Company of Canada, as successor), as trustee for and on behalf of the Trust, APF Energy and 990009 Alberta Inc., as general partner of APF Partnership, pursuant to which 990009 Alberta Inc., on behalf of APF Partnership, retained APF Energy to provide management, advisory and administrative services to the Partnership;

y. **"Hawk"** means Hawk Oil Inc., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy;

z. **"Hawk Financial Statements"** means the audited comparative financial statements of Hawk for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon;

aa. **"Hawk Properties"** means the oil and gas properties of Hawk acquired by APF Energy upon the completion of the acquisition of the shares of Hawk;

bb. **"Information Circular"** means the information circular of the Trust dated May 12, 2003 relating to the annual general and special meeting of unitholders of the Trust held on June 11, 2003, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance";

cc. **"Kinwest"** means Kinwest Resources Inc., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy and Sellco on May 30, 2002;

dd. **"Kinwest and Sellco Properties"** means, collectively, the Sellco Properties and the oil and gas properties of Kinwest acquired by APF Energy on May 30, 2002, on the acquisition of all of the shares of Kinwest and Sellco;

ee. **"Kinwest Financial Statements"** means the audited financial statements of Kinwest for the fiscal years ended December 31, 2001, 2000 and 1999, together with the report of the auditors thereon and the unaudited financial statements of Kinwest for the five month period ended May 30, 2002;

ff. **"Limited Partnership Agreement"** means the amended and restated limited partnership agreement dated as of May 30, 2002 between 990009 Alberta Inc. and APF Acquisition Trust, by its manager APF Management, now APF Energy;

gg. **"Material Agreements"** means, collectively, the Trust Indenture, the APF Acquisition Trust Indenture, the Limited Partnership Agreement, the Royalty Agreements, the GP Management Agreement and the APF Acquisition Trust Management Agreement and the Acquisition Agreement;

hh. **"MRRS Procedures"** shall have the meaning ascribed thereto in paragraph 3 hereof;

ii. **"NI 44-101"** means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

jj. **"Nycan"** means Nycan Energy Corp., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy;

kk. **"Nycan Financial Statements"** means the audited comparative financial statements of Nycan for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon and the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002;

ll. **"Nycan Properties"** means the oil and gas properties of Nycan acquired by APF Energy upon the completion of the acquisition of the shares of Nycan;

mm. **"Offered Debentures"** has the meaning assigned thereto above;

nn. **"Permitted Investments"** has the meaning assigned thereto in the Trust Indenture;

oo. **"Preliminary Prospectus"** means the preliminary short form prospectus and any amendments thereto, in respect of the distribution of the Offered Debentures, in the English and French languages, including the documents incorporated by reference;

pp. **"Properties"** means those working interests or other interests in oil and natural gas properties as may be held from time to time by APF Energy and APF Partnership and the tangible depreciable property and miscellaneous interests relating thereto;

qq. **"Prospectus"** means the final short form prospectus and any amendments thereto, in respect of the distribution of the Offered Debentures, in the English and French languages, including the documents incorporated by reference;

rr. **"Public Record"** means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Documents, the Trust's Financial Statements, together with the Kinwest Financial Statements, the Sellco Financial Statements, the Sellco Properties Operating Statements, the Hawk Financial Statements, the Nycan Financial Statements, the Preliminary Prospectus and the Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

ss. **"Qualifying Provinces"** means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island;

tt. **"Royalty"** means an entitlement to 99% of the Royalty Income (as defined in the Royalty Agreements) derived from the Properties pursuant to the Royalty Agreements;

uu. **"Royalty Agreements"** means, collectively:

i. the royalty agreement dated as of December 17, 1996, as amended and restated effective May 29, 1998, further amended and restated effective May 26, 2000, further amended and restated effective June 6, 2001 and further amended and restated effective June 11, 2003, entered into between the Trustee, as trustee for and on behalf of the Trust and APF Energy; and

ii. the royalty agreement dated May 30, 2002, as amended, entered into between 990009 Alberta Inc., as general partner of APF Partnership, and Computershare Trust Company of Canada, in its capacity as trustee of the Trust;

vv. **"Securities Commissions"** means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

ww. **"Sellco"** means 987687 Alberta Ltd., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy and Kinwest on May 30, 2002;

xx. **"Sellco Financial Statements"** means the unaudited financial statements of Sellco for the five month period ended May 30, 2002;

yy. **"Sellco Properties"** means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest;

zz. **"Sellco Properties Operating Statements"** means the audited operating statements for the Sellco Properties for the year ended December 31, 2001, together with the report of the auditors thereon;

aaa. **"Selling Dealer Group"** means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Debentures pursuant to this agreement;

bbb. **"Swan Hills Assets"** means a 17.00139% interest in Swan Hills Unit No. 1 and associated facilities, an average 50% interest in 14,240 gross acres of up-hole, non-unit rights and the Casinghead Gas Revenue Properties;

ccc. **"Swan Hills Unit Operating Statements"** means for the 17.00139% interest in the Swan Hills Unit No. 1 to be acquired by APF Partnership, collectively:

i. the audited schedule of revenues, royalties and operating expenses for the year ended December 31, 2002, together with report of the auditors thereon; and

ii. the unaudited schedule of revenues, royalties and operating expenses for the three months ended March 31, 2003;

ddd. **"Swan Hills Report"** means the report prepared by GLJ dated June 6, 2003 evaluating, effective April 1, 2003, the crude oil, natural gas liquids and natural gas reserves attributable to the interest of the vendor in the Swan Hills Unit No. 1 together with the interest of the vendor in the Casinghead Gas Revenue Properties;

eee. **"Trustee"** means Computershare Trust Company of Canada, as trustee of the Trust;

fff. **"Trust Indenture"** means the amended and restated trust indenture dated January 3, 2003 between the Trustee and APF Energy;

ggg. **"Trust Units"** means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

hhh. **"Trust's counsel"** means Parlee McLaws LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

iii. **"Trust's Financial Statements"** means, collectively:

i. the audited consolidated financial statements of the Trust for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon;

ii. the unaudited consolidated financial statements of the Trust for the three months ended March 31, 2003 and 2002; and

iii. the pro forma consolidated statements of operations and cash distributions of the Trust for the year ended December 31, 2002 and the three months ended March 31, 2003 and the pro forma balance sheet of the Trust as at March 31, 2003;

jjj. **"Underwriters' counsel"** means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint; and

"misrepresentation", **"material change"** and **"material fact"** shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, **"distribution"** means **"distribution"** or **"distribution to the public"**, as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and **"distribute"** has a corresponding meaning.

2. Fee

In consideration for their services in underwriting the distribution to the public in the Qualifying Provinces and the purchasing of the Offered Debentures, the Trust agrees to pay the Underwriters on the Closing Date, if the Underwriters so purchase the Offered Debentures, a fee of $40.00 per Offered Debenture for each Offered Debenture purchased by the Underwriters (being an aggregate amount of $2,000,000), payable from the general funds of the Trust. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. The Trust also agrees to pay the Underwriters' expenses incurred in connection with the underwriting as set forth in paragraph 10 hereof.

3. Qualification for Sale

The Trust shall elect and comply in all respects with the mutual reliance review system and procedures (the "MRRS Procedures") provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System and shall select the Province of Alberta as the principal jurisdiction under the MRRS Procedures. Such compliance shall be made within the following time limits:

a. the Preliminary Prospectus and related documents shall have been filed with the ASC, as principal jurisdiction no later than 5:00 p.m. (Calgary time) on June 19, 2003, and an "MRRS review document" (as such term is defined in the MRRS Procedures) from the ASC evidencing that a receipt dated June 19, 2003 for the Preliminary Prospectus in each of the Qualifying Provinces shall be obtained and delivered to the Underwriters no later than 10:00 a.m. (Calgary time) on June 20, 2003; and

b. the Prospectus and related documents shall be filed no later than 5:00 p.m. (Calgary time) on June 26, 2003, and a final MRRS review document receipt from the ASC evidencing that a receipt dated June 26, 2003 for the Prospectus in each of the Qualifying Provinces shall be obtained and delivered to the Underwriters no later than 10:00 a.m. (Calgary time) on June 27, 2003;

and the Trust shall have taken all other steps and proceedings as may be necessary to enable the Offered Debentures to be offered and sold to the public in all of the Qualifying Provinces through the Underwriters or any other registrant who complies with the relevant provisions of Applicable Securities Laws.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

a. As soon as they are available and upon request of the Underwriters, copies of the Preliminary Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces, including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

b. As soon as they are available and upon request of the Underwriters, copies of the Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces, including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

c. As soon as they are available and upon request of the Underwriters, copies of any amendment to the Prospectus required to be filed under the Applicable Securities Laws of any of the Qualifying Provinces, signed as required by the Applicable Securities Laws of the Qualifying Provinces and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

d. Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Trust's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust and have found such information and percentages to be in agreement, which comfort letter shall be based on such auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

e. Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from Kinwest's and Sellco's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by

reference with indicated amounts in the financial statements or accounting records of Kinwest, the Sellco Properties and Sellco, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on such auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

f. Prior to the filing of the Prospectus with the Securities Commission, a "comfort letter" from Hawk's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of Hawk and have found such information and percentages to be in agreement, which comfort letter shall be based on Hawk's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

g. Prior to the filing of the Prospectus with the Securities Commission, a "comfort letter" from Nycan's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of Nycan and have found such information and percentages to be in agreement, which comfort letter shall be based on Nycan's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

h. Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the auditors of the Swan Hills Unit No. 1, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the Swan Hills Unit Operating Statements or accounting records in respect of the Swan Hills Units No. 1 and have found such information and percentages to be in agreement, which comfort letter shall be based on such auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

i. At the time of delivery to the Underwriters of the Prospectus, the Trust shall deliver to the Underwriters:

   i. an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the auditors of the Trust, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

   ii. a letter from the auditors of the Trust, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Prospectus in form acceptable to the Underwriters, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph 4(i)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language version thereof.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any amendment to the Prospectus and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel.

Such delivery shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Prospectus and any amendment to the Prospectus and the documents incorporated therein by reference in connection with the offering and sale to the public of the Offered Debentures.

5. Commercial Copies

a. The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on June 20, 2003 have caused to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus in such numbers and in Vancouver, Calgary, Toronto and Montreal as the Underwriters may reasonably request by written instructions to the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents;

b. The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the earlier of the first Business Day following the filing of the Prospectus pursuant to paragraph 3(b) and June 27, 2003 cause to be delivered to the Underwriters, without charge, commercial copies of the Prospectus in such numbers and in Vancouver, Calgary, Toronto and Montreal as the Underwriters may reasonably request by written instructions to the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

c. The Trust shall cause to be provided to the Underwriters such number of copies of any amendment to the Preliminary Prospectus or Prospectus and any documents incorporated by reference in the Preliminary Prospectus or Prospectus as the Underwriters may reasonably request.

6. Material Change

a. During the period of distribution of the Offered Debentures, the APF Parties will promptly inform the Underwriters of the full particulars of:

   i. any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of any of the APF Parties or their respective properties, assets or subsidiaries, or affecting the ability of APF Energy to manage the Trust, APF Energy, APF Acquisition Trust or APF Partnership;

   ii. any change in any material fact contained or referred to in the Prospectus; and

   iii. the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

      A. render the Prospectus untrue, false or misleading in a material respect;

      B. result in a misrepresentation in the Prospectus; or

      C. result in the Prospectus not complying with Applicable Securities Laws,

   provided that if the APF Parties are uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the APF Parties shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

b. During the period of distribution of the Offered Debentures, the APF Parties will promptly inform the Underwriters of the full particulars of:

   i. any request of any Securities Commission for any amendment to the Prospectus or any other part of the Public Record or for any additional information;

ii. the issuance by any Securities Commission or similar regulatory authority, the Exchange or by any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

iii. the receipt by any of the APF Parties of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Debentures;

c. The APF Parties will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws of the Qualifying Provinces with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a), (b) or (e) hereof and the APF Parties will prepare and file promptly at the Underwriters' request any amendment to the Prospectus which in the Underwriters' opinion, acting reasonably, may be necessary or advisable to comply with Applicable Securities Laws;

d. During the period of distribution of the Offered Debentures, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

i. any financial statement of the Trust or any other APF Party;

ii. any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

iii. any press release of the Trust.

e. In the event any APF Party becomes aware, in any manner, of any material change (actual, anticipated or threatened) or material fact in or affecting the business, operations, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), capital or condition (financial or otherwise) or results of operations of the Swan Hills Assets, or of any change or breach of any material representation or warranty provided by the vendor in the Acquisition Agreement which change, in either case, is or may be of such a nature as to render any such representation or warranty misleading or untrue in any material respect, the APF Parties shall promptly inform the Underwriters of the full particulars of such change.

f. In the event the Acquisition Agreement may be terminated by APF Partnership or the vendor of the Swan Hills Assets pursuant thereto or in the event of any reasonable doubt as to whether the Acquisition Agreement may be terminated by APF Partnership or the vendor of the Swan Hills Assets, the APF Parties shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the applicability of the termination provisions or the uncertainty thereof and shall, in the event the Acquisition Agreement may be terminated by APF Partnership, consult with the Underwriters as to the advisability of relying or not relying upon such termination provisions and shall use prudent business judgement in the determination of whether or not to exercise any of such termination provisions.

g. The APF Parties shall promptly notify the Underwriters on the APF Parties first becoming aware that the acquisition of the Swan Hills Assets may not be completed on or before 10:00 a.m. (Calgary time) on July 24, 2003 substantially and in all material respects as contemplated in the Acquisition Agreement, and as such agreement is described in the Prospectus.

7. Representations of the APF Parties

a. Each delivery of the Prospectus pursuant to paragraph 4 shall constitute a representation and warranty to the Underwriters by each of the APF Parties (and each of the APF Parties hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

i. all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Prospectus, including the documents incorporated by reference, as the case may be:

A. are at the respective dates of such documents, true and correct in all material respects;

B. contain no misrepresentation; and

C. constitute full, true and plain disclosure of all material facts relating to the APF Parties and the Offered Debentures; and

ii. the Prospectus, including the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws of the Qualifying Provinces, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) and except to the extent of exemptions obtained from various Applicable Securities Laws in Québec; and

b. In addition to the representations and warranties contained in clause (a) hereof, each of the APF Parties jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters are relying upon such representations and warranties in entering into this agreement, that:

i. the Trust has been properly created and organized and is valid and subsisting as a trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Preliminary Prospectus and to own and administer its properties and assets;

ii. APF Acquisition Trust has been properly created and organized and is valid and subsisting as a trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Preliminary Prospectus and to own and administer its properties and assets;

iii. APF Partnership has been properly created and organized and is valid and subsisting as a limited partnership under the laws of the Province of Alberta and has all requisite authority and power to carry on its business as described in the Preliminary Prospectus and to own and administer its properties and assets;

iv. each of APF Energy and 990009 Alberta Inc. has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Preliminary Prospectus and to own, lease and operate its properties and assets as described in the Preliminary Prospectus;

v. each of APF Energy and 990009 Alberta Inc. is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including owning the Royalty, Permitted Investments and cash in each jurisdiction where it carries on such activities;

vi. each of APF Acquisition Trust and APF Partnership is qualified to carry on its activities in each jurisdiction where it carries on such activities;

vii. neither the Trust nor APF Energy has any subsidiaries (as defined in the *Business Corporations Act* (Alberta) (the "Alberta Act")) other than in the case of the Trust, APF Energy, 990009 Alberta Inc., 829117 Alberta Inc., APF Acquisition Trust and APF Partnership and in the case of APF Energy, APF Energy (USA) Inc., Aquarius Ventures Inc., Lombardy Farms Inc., Alliance Resources Inc., Cheetah Energy Inc., Nycan-Diaz Oil & Gas Partnership, Chase Exploration

Program 1979, Chase Exploration Program No. 3 and Peregrine Petroleum, Inc. and neither the Trust, APF Energy, APF Acquisition Trust, nor APF Partnership is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the Alberta Act), other than an APF Party, APF Energy (USA) Inc., Aquarius Ventures Inc., Lombardy Farms Inc., Alliance Resources Inc., Cheetah Energy Inc., Nycan-Diaz Oil & Gas Partnership, Chase Exploration Program 1979, Chase Exploration Program No. 3 and Peregrine Petroleum, Inc. or has any direct or indirect interest in any other person, body corporate, partnership or joint venture;

viii. the Trust is a "unit trust" and a "mutual fund trust" under the *Income Tax Act* (Canada) and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Royalty and other property in which a "mutual fund trust" is permitted by the *Income Tax Act* (Canada) to invest, and will not carry on any other business;

ix. all of the issued and outstanding shares in the capital of APF Energy are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except for the pledge of the shares to secure APF Energy's credit facility, and no person holds any securities convertible into shares of APF Energy or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued securities of APF Energy;

x. all of the issued and outstanding units in the capital of APF Acquisition Trust are fully paid and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interest, encumbrances, claims or demands whatsoever, except for the pledge of the units to secure APF Energy's credit facility, and no person holds any securities convertible into units of APF Acquisition Trust or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued securities of APF Acquisition Trust;

xi. all of the issued and outstanding shares in the capital of 990009 Alberta Inc. are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except for the pledge of the shares to secure APF Energy's credit facility, and no person holds any securities convertible into shares of 990009 Alberta Inc. or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued securities of 990009 Alberta Inc.;

xii. all of the issued and outstanding units in the capital of APF Partnership are fully paid and legally and beneficially owned by the Trust and APF Acquisition Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except for the pledge of the units to secure APF Energy's credit facility, and no person holds any securities convertible into units of APF Partnership or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued units of APF Partnership;

xiii. the Trust has full power and authority to issue the Offered Debentures and the Trust Units issuable upon conversion thereof and (A) at the Closing Date, the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance in accordance with the Debenture Indenture and the Trust Indenture and, upon receipt of the purchase price therefor, the Offered Debentures will be duly and validly issued as fully paid and non-assessable, and (B) the Trust Units issuable upon conversion of the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance, and upon the issuance of the Trust Units issuable on the conversion of the Offered Debentures, such Trust Units will be duly and validly issued as fully paid and non-assessable;

xiv. none of the APF Parties is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the APF Parties or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any of the Material Agreements, any term or provision of the articles, by-laws or resolutions of any of the APF Parties, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which any of the APF Parties is a party or by which any of the APF Parties is bound, or any judgment, decree, order, statute, rule or regulation applicable to any of the APF Parties which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of any of the APF Parties or their respective properties or assets;

xv. each of the APF Parties party hereto has full trust or corporate power and authority to enter into this agreement and the Debenture Indenture, as applicable, and to perform its obligations set out herein and therein, as applicable, and this agreement has been and, at the Closing Time, the Debenture Indenture will be, duly authorized, executed and delivered by each of such APF Parties, as applicable, and this agreement is and, at the Closing Time, the Debenture Indenture will be, a legal, valid and binding obligation of each of such APF Parties, as applicable, enforceable against each of such APF Parties in accordance with its terms subject to the general qualifications that:

A. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

B. equitable remedies, including the remedies of specific performance and injunctive relief, which are available only in the discretion of the applicable court;

xvi. there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of any of the APF Parties from the position set forth in the Trust's Financial Statements, excluding the pro-forma consolidated statements, except as disclosed in or contemplated by the Preliminary Prospectus and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of any of the APF Parties since December 31, 2002 except as disclosed in or contemplated by the Preliminary Prospectus; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of any of the APF Parties which have not been disclosed in the Public Record;

xvii. to the knowledge of the APF Parties, non-residents of Canada do not own more than 35% of the issued and outstanding Trust Units;

xviii. the description of the assets and liabilities of the APF Parties set forth in the Trust's Financial Statements, excluding the pro-forma consolidated statements, fairly present, in accordance with generally accepted accounting principles in Canada, the financial position and condition of the APF Parties as at the dates thereof and reflect all liabilities (absolute, accrued, contingent or otherwise) of the APF Parties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada;

xix. to the knowledge of the APF Parties, the Kinwest Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Kinwest as at the dates thereof and results of the operations of Kinwest for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Kinwest as at the dates thereof;

xx. to the knowledge of the APF Parties, the Sellco Properties Operating Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and operating expenses of the Sellco Properties for the periods then ended;

xxi. to the knowledge of the APF Parties, the Sellco Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Sellco as at the dates thereof and results of the operations of Sellco for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Sellco as at the dates thereof;

xxii. to the knowledge of the APF Parties, the Hawk Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Hawk as at the dates thereof and results of the operations of Hawk for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Hawk as at the dates thereof;

xxiii. to the knowledge of the APF Parties, the Nycan Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Nycan as at the dates thereof and results of the operations of Nycan for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Nycan as at the dates thereof;

xxiv. to the knowledge of the APF Parties, the Swan Hills Unit Operating Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues, royalties and operating expenses of the 17.00139% interest in the Swan Hills Unit No. 1 to be acquired by APF Partnership for the periods then ended;

xxv. the pro forma consolidated financial statements, including the notes thereto, of the Trust contained in the Preliminary Prospectus have been (A) prepared in accordance with Canadian generally accepted accounting principles consistently applied; and (B) prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained therein are suitably supported and consistent with the financial results of the Trust, on a consolidated basis, Kinwest, Sellco, Hawk, Nycan and the Swan Hills Assets, and such statements provide a reasonable basis for the compilation of the pro forma consolidated financial statements and such pro forma consolidated financial statements accurately reflect such assumptions;

xxvi. no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Debentures or the Trust Units issuable on the conversion thereof, hereunder, except such as may be required under the Applicable Securities Laws;

xxvii. there are no actions, suits, proceedings or inquiries pending or (as far as any of the APF Parties are aware) threatened against or affecting any of the APF Parties at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of any of the APF Parties or their respective properties and assets or which affects or may affect the distribution of the Offered Debentures or the Trust Units issuable upon conversion thereof or the granting of the Royalty by APF Energy and APF Partnership to the Trust;

xxviii. each of the APF Parties has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in

which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Preliminary Prospectus;

xxix. each of the Material Agreements is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

A. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

B. equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

and each of the APF Parties, as applicable, are in compliance with the terms of such Material Agreements and no APF Party is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

xxx. the information and statements set forth in the Public Record and filed by or on behalf of the Trust were, and to the best of the knowledge of the APF Parties, all other information and statements set forth in the Public Record were, true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

xxxi. the authorized capital of the Trust consists of 500,000,000 Trust Units and an unlimited number of special voting units of which 32,341,950 Trust Units and no special voting units are issued and outstanding;

xxxii. no person holds any securities convertible or exchangeable into Trust Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued Trust Units or other securities of the Trust except for 202,088 Trust Units issuable on exercise of options granted to directors, officers and employees of APF Energy pursuant to the Trust's trust unit incentive plan, 1,723,146 Trust Units issuable on exercise of rights granted to directors, officers and employees of APF Energy pursuant to the Trust's trust unit incentive rights plan and rights issuable under the Trust's unitholders rights plan described in the Information Circular;

xxxiii. no Securities Commission nor the Exchange nor any similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as any of the APF Parties are aware) threatened, and the Trust is not in default of any material requirement of Applicable Securities Laws;

xxxiv. Computershare Trust Company of Canada at its principal office in the cities of Calgary, Toronto and Montréal, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units, and at the Closing Date will be the duly appointed trustee under the Debenture Indenture, and at its principal office in the cities of Calgary, Toronto and Montreal will be the duly appointed transfer agent of the Debentures;

xxxv. the minute books of each of the APF Parties are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the APF Parties;

xxxvi. other than as provided for in this agreement, none of the APF Parties has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

xxxvii. the issued and outstanding Trust Units are listed and posted for trading on the Exchange;

xxxviii. the Trust is a "reporting issuer" in the provinces of Alberta, British Columbia, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Québec and Saskatchewan within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces Manitoba and New Brunswick;

xxxix. the Trust is qualified to use NI 44-101 in the Qualifying Provinces and the simplified prospectus rules of the *Securities Act* (Québec) and is not in default thereunder;

xl. the definitive form of certificates for the Trust Units is, and the definitive form of certificates for the Debentures will on the Closing Date be, in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

xli. APF Energy has made available to GLJ, prior to the issuance of the GLJ APF Report, for the purpose of preparing the GLJ APF Report, all information requested by GLJ, which information does not contain any material misrepresentation. None of the APF Parties has any knowledge of a material adverse change in any reserves information provided to GLJ since the date that such information was so provided. Each of the APF Parties believes that the GLJ APF Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the Properties evaluated in such report as at January 1, 2003 and none of the APF Parties believes that the GLJ APF Report overstates the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom as at the date thereof (or as at the date hereof, except as may be attributable to production since the date of such report);

xlii. each of the APF Parties believes that the GLJ Hawk Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the Hawk Properties evaluated in such report as at October 1, 2002 and none of the APF Parties believes that the GLJ Hawk Report overstates the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom as at the date thereof (or as at the date hereof, except as may be attributable to production since the date of such report);

xliii. each of the APF Parties believes that the AJM Nycan Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the Nycan Properties evaluated in such report as at October 1, 2002, provided the reader accepts AJM's methodology of deescalating operating costs over time, and none of the APF Parties believes that the AJM Nycan Report overstates the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom as at the date thereof (or as at the date hereof, except as may be attributable to production since the date of such report), provided the reader accepts AJM's methodology of deescalating operating costs over time;

xliv. each of the APF Parties believes that the Swan Hills Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the Swan Hills Unit No. 1 and the Casinghead Gas Revenue Properties evaluated in such report as at April 1, 2003 and none of the APF Parties believes that the Swan Hills Report overstates the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom as at the date thereof (or as at the date hereof, except as may be attributable to production since the date of such report);

xlv. none of the APF Parties is aware of any defects, failures or impairments in the title of any APF Party or the vendor of the Swan Hills Assets to the oil and gas properties disclosed in the Preliminary Prospectus, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of oil and gas reserves associated with the Properties as at January 1, 2003, as disclosed in the Preliminary

Prospectus; (B) the quantity and pre-tax present worth values of oil and gas reserves associated with the Hawk Properties as at October 1, 2002, as disclosed in the Preliminary Prospectus; (C) the quantity and pre-tax present worth values of oil and gas reserves attributed to the Nycan Properties as at October 1, 2002 as shown in the AJM Nycan Report; (D) the quantity and pre-tax present worth values of oil and gas reserves as at April 1, 2003 as shown in the Swan Hills Report; (E) the current production volumes of APF Energy; (F) the current production volumes of APF Partnership; (G) the current cash flow of APF Energy; or (H) the current cash flow of APF Partnership;

xlvi. the Trust has good and marketable title to the Trust Fund (as defined in the Trust Indenture) and the Royalty and APF Acquisition Trust has good and marketable title to the Trust Fund (as defined in the APF Acquisition Trust Indenture), in each case free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Preliminary Prospectus;

xlvii. with such exceptions as are not material to the Trust, each of the APF Parties has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by any APF Party and to the best of the knowledge, information and belief of the APF Parties there are no actions, suits, proceedings, investigations or claims threatened or pending against any APF Party in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

xlviii. to the knowledge of the APF Parties, the representations and warranties of the vendor in the Acquisition Agreement are true and correct and the vendor is in compliance with all of its covenants in the Acquisition Agreement;

xlix. to the knowledge of the APF Parties, no event has occurred or condition exists which will prevent the consummation of the purchase and sale contemplated by the Acquisition Agreement prior to 10:00 a.m. (Calgary time) on July 24, 2003; and

l. APF Energy has the necessary power and authority to execute and deliver the Preliminary Prospectus on behalf of the Trust and all requisite action has been taken by APF Energy to authorize the execution and delivery by it of the Preliminary Prospectus.

8. Indemnity

a. Each of the APF Parties executing this Agreement (collectively, the "**Indemnifying Parties**"), jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders, partners and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders, partners or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders, partners or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

i. any information or statement contained in the Preliminary Prospectus or Prospectus or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters or the

Underwriters' counsel expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

ii. any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, or any other part of the Public Record;

iii. any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Debentures or the Trust Units issuable upon conversion thereof imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 8(a)(ii);

iv. any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Debentures or the Trust Units issuable upon conversion thereof; or

v. any breach of, default under or non-compliance by any of the APF Parties with any requirements of Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of any APF Party hereunder or pursuant hereto;

provided that none of the Indemnifying Parties shall be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise directly or indirectly by reason of the breach by any such Underwriter of any of its covenants herein provided for or of Applicable Securities Laws or other laws in connection with the transaction contemplated herein;

b. If any claim contemplated by paragraph 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraph, such person or corporation (the "**Indemnified Person**") shall notify the Indemnifying Parties (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 8(a) if:

i. the Indemnified Person has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

ii. the Indemnifying Parties shall not have taken the defence of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

iii. the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defence of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

c. Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters.

d. If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, or any other part of the Public Record or the Offered Debentures or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, or any other part of the Public Record or the Offered Debentures and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer, partner or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

e. The rights and remedies of the Indemnified Persons set forth in paragraphs 8, 9 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

f. The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders, partners and employees under this section 8 and under section 9 with respect to all such agents, directors, officers, shareholders and employees.

g. The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

h. The rights of indemnity contained in this section 8 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

i. If the Indemnifying Parties have assumed the defence of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining

whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defence of, a claim undertaken by the Indemnifying Parties.

9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

a. in such proportion as is appropriate to reflect the relative benefit received by the Trust on the one hand, and by the party or parties seeking indemnity on the other hand, from the offering of the Offered Debentures; or

b. if the allocation provided by paragraph 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(a) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Trust (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount actually received by the Underwriters under paragraph 2.

10. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including GST) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, the fees and expenses of the auditors, engineers and other outside consultants of the Trust and the other APF Parties, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with marketing meetings, the reasonable fees and expenses of the Underwriters' counsel, the fees and expenses related to any newspaper advertisements, all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

11. Termination

a. The Underwriters, or any of them, may terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

    i. any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of the Offered Debentures or the Trust Units issuable upon conversion thereof, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

    ii. any inquiry, investigation (whether formal or informal) or other proceeding in relation to any APF Party or any of the directors or senior officers of APF Energy or 990009 Alberta Inc. is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof materially adversely affects the trading or distribution of the Offered Debentures or the Trust Units issuable upon conversion thereof;

    iii. there shall have occurred any adverse material change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of APF Energy, or in the business, operations, capital or condition (financial or otherwise) of any APF Party or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the APF Parties;

    iv. there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of any of the APF Parties, such that it would not be practical (in the sole opinion of the Underwriters) to market the Offered Debentures;

    v. the Underwriters shall become aware of any adverse material change with respect to any of the APF Parties which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

vi. any of the APF Parties shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect; or

vii. there shall have occurred or the Underwriters shall become aware of any adverse material change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, with respect to the Swan Hills Assets which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof, and APF Energy shall not have either terminated the Acquisition Agreement in accordance with its terms or renegotiated the terms of the Acquisition Agreement on terms and conditions satisfactory to the Underwriters in their sole discretion.

b. The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 11(a) or paragraphs 12 or 17 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 11(a) or paragraphs 12 or 17 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance; and

c. Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust under paragraphs 8, 9, 10 or 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

12. Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Debentures to be sold at the Closing Time shall be conditional upon all representations and warranties and other statements of the APF Parties herein being, at and as of the Closing Time true and correct, the APF Parties having performed, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

a. Favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Debentures, the APF Parties and the transactions contemplated hereby, including, without limitation, that:

i. the Trust has been properly created and is valid and subsisting as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

ii. the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus;

iii. the Trust has, as of the Closing Time, the full legal right, power and authority to issue the Offered Debentures and the Trust Units issuable upon exercise thereof;

iv. each of APF Energy and 990009 Alberta Inc. has been duly incorporated, is validly subsisting and is current and up to date in respect of all corporate filings required under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

v. APF Acquisition Trust has been properly created and is valid and subsisting as a trust under the laws of the Province of Alberta and having Geoffrey Paskuski as its trustee;

vi. the Trust is the registered and beneficial holder of all of the issued and outstanding trust units of APF Acquisition Trust, all of which have been duly authorized and validly issued;

vii. APF Acquisition Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus;

viii. APF Partnership has been properly created and is valid and subsisting as a limited partnership under the laws of the Province of Alberta and having 990009 Alberta Inc. as its general partner with a 1% interest in APF Partnership and APF Acquisition Trust, through its trustee, is the limited partner of APF Partnership with a 99% interest in APF Partnership;

ix. APF Partnership has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus;

x. the Trust is the registered and beneficial holder of all issued and outstanding shares of APF Energy, all of which have been duly authorized and validly issued as fully paid and non-assessable;

xi. the Trust is the registered and beneficial holder of all issued and outstanding shares of 990009 Alberta Inc., all of which have been duly authorized and validly issued as fully paid and non-assessable;

xii. each of the APF Parties has all necessary trust, corporate or partnership power and authority to enter into this agreement, the Debenture Indenture and the Material Agreements to which it is a party and to perform its obligations, as applicable, set out herein and therein, and this agreement, the Debenture Indenture and the Material Agreements have been duly authorized, executed and delivered by each of the APF Parties party thereto, as applicable, and constitute legal, valid and binding obligations of each of the APF Parties party thereto, as applicable, enforceable against such APF Parties, as applicable, in accordance with their respective terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

xiii. the execution and delivery of this agreement and the Debenture Indenture and the fulfilment of the terms hereof and thereof by each of the APF Parties party hereto and thereto, and the performance of and compliance with the terms of this agreement and the Debenture Indenture by each of the APF Parties party hereto and thereto does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Debenture Indenture, the Material Agreements, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of any APF Party, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which any APF Party is a party or by which it is bound, of which such counsel is aware;

xiv. the form and terms of the definitive certificates representing the Debentures and the Trust Units have been approved and adopted by the Trust and comply with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

xv. the Offered Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable Debentures of the Trust;

xvi. the Trust Units issuable upon exercise of the Offered Debentures will, upon issuance in accordance with their terms and the Debenture Indenture be issued as fully paid and non-assessable Trust Units;

xvii. the Trust and the attributes of the Debentures and Trust Units conform in all material respects with the description thereof contained in the Prospectus;

xviii. the Offered Debentures and Trust Units are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectus;

xix. all Applicable Securities Laws, corporate laws, and other laws applicable to the Trust in connection with the creation, offering, issuance and sale of the Offered Debentures have been complied with, assuming distribution by registrants who comply with the relevant provisions of Applicable Securities Laws and all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

xx. based on Applicable Securities Laws in effect as of the Closing Date, neither the distribution of Trust Units on the conversion of the Offered Debentures, nor the first trade in such Trust Units, will be subject to the prospectus requirements of Applicable Securities Laws, and no other filing, proceeding, approval, consent or authorization will be required to be made, taken or obtained pursuant to Applicable Securities Laws in connection with such issuance or trade;

xxi. the Trust is a "reporting issuer" not included in the list of defaulting reporting issuers under the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

xxii. each of the Trust and APF Energy have the necessary power and authority to execute and deliver the Prospectus and all necessary action has been taken by each of the Trust and APF Energy to authorize the execution and delivery by it of the Prospectus and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

xxiii. subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the *Income Tax Act* (Canada) to persons resident in Canada who hold Offered Debentures and the Trust Units issuable upon conversion thereof as capital property and who deal at arm's length with the Trust and the Underwriters;

xxiv. all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Debentures to purchasers in the Province of Québec;

xxv. the Offered Debentures and the Trust Units issuable upon conversion thereof are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof, will be posted for trading on the Exchange;

xxvi. the authorized and issued capital of the Trust including an opinion as to securities of the Trust issuable pursuant to any agreement, warrant, option or right for the purchase of any unissued securities of the Trust;

xxvii. Computershare Trust Company of Canada, at its principal offices in Calgary, Toronto and Montréal, has been duly appointed the transfer agent and registrar for the Trust Units and the

Debentures (including the Offered Debentures), and has been duly appointed the trustee under the Debenture Indenture;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Debentures as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel (including United States legal counsel, if applicable) acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the APF Parties, the transfer agent and the auditors of the Trust as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the APF Parties, the Trust Units and the Debentures, including the issuance of the Offered Debentures;

b. A certificate of each of the APF Parties party hereto dated the Closing Date addressed to the Underwriters and signed on behalf of such APF Parties by the President and Chief Financial Officer of APF Energy or such other officers or directors of APF Energy satisfactory to the Underwriters, acting reasonably, certifying that:

   i. each of the APF Parties party hereto has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

   ii. the representations and warranties of the APF Parties party hereto set forth in this agreement are true and correct in all material respects at the Closing Time as if made at such time;

   iii. no event of a nature referred to in sections 6(a), 6(b), to the knowledge of APF 6(e) or (f), 11(a)(i), 11(a)(ii), 11(a)(iii) or 11(a)(vii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

   iv. no adverse material change or adverse change in any material fact has occurred in the business, operations, capital or condition (financial or otherwise) of any of the APF Parties or the respective properties, assets or obligations (absolute, accrued, contingent or otherwise) of the APF Parties;

   v. there has not been announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof which change could be expected to have a significant adverse effect on the market price, value or marketability of the Offered Debentures or the Trust Units issuable upon conversion thereof; and

   vi. none of the APF Parties party hereto is in breach or default under or non-compliance with any representation, warranty, covenant or condition of this agreement;

and the Underwriters shall have no knowledge to the contrary;

c. Comfort letters of the auditors of the Trust, Kinwest, Sellco, Hawk, Nycan and Swan Hills Unit No. 1 addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraphs 4(d), 4(e), 4(f), 4(g) and 4(h) hereof up to the Closing Time, which comfort letters shall be based on a review having a cut off date not more than two Business Days prior to the Closing Date;

d. Evidence satisfactory to the Underwriters that the Offered Debentures and the Trust Units issuable upon conversion thereof have been conditionally listed on the Exchange not later than the close of business on the last Business Day preceding the Closing Date in the case of the Offered Debentures, and upon notice to the Exchange, in the case of the Trust Units issuable upon conversion of the Offered Debentures, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable;

e. A certified copy of the Debenture Indenture, such Debenture Indenture to be in form and substance satisfactory to the Underwriters, acting reasonably; and

f. Such other certificates and documents as the Underwriters may request, acting reasonably.

13. Deliveries

a. The sale of the Offered Debentures shall be completed at the Closing Time at the offices of Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in paragraph 12, the Underwriters, on the Closing Date, shall deliver to the Trust the amount of $50,000,000 by wire transfer of immediately available funds to the order of the Trust, against delivery by the Trust of:

i. the opinions, certificates and documents referred to in paragraph 12;

ii. subject to paragraph (b) below, a global debenture certificate representing, in the aggregate, all of the Offered Debentures registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than twenty-four (24) hours prior to the Closing Time; and

iii. a certified cheque or bank draft payable to Scotia Capital Inc. in the amount of $2,000,000, representing the fee provided for in paragraph 2;

or the Underwriters may, in their discretion, deliver a wire transfer to the order of the Trust for the net amount in respect of the Offered Debentures and the amount referred to in (iii) above.

b. If the Trust determines to issue the Offered Debentures as a book-entry only security in accordance with the rules and procedures of The Canadian Depository for Securities Limited ("**CDS**"), then, as an alternative to the Trust delivering to the Underwriters definitive certificates representing the Offered Debentures in the manner and at the times set forth in this section 13:

i. the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Debentures to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting; and

ii. the Trust shall cause Computershare Trust Company of Canada, as registrar and transfer agent of the Debentures, to deliver to CDS, on behalf of the Underwriters, one fully registered global certificate for the Offered Debentures to be purchased hereunder, registered in the name of "CDS & Co." as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.

14. Due Diligence

The APF Parties shall allow the Underwriters to participate fully in the preparation of the Prospectus and allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to responsibly execute the certificate in the Prospectus required to be executed by the Underwriters.

15. Restrictions on Offerings

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell, agree or offer to sell, announce an intention to sell, grant any option for the sale of any Trust Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or

otherwise, without the consent of Scotia Capital Inc. on behalf of the Underwriters after discussion therewith, such consent not to be unreasonably withheld (provided that the foregoing will not restrict the Trust from granting rights pursuant to the Trust's trust unit incentive rights plan described in the Preliminary Prospectus, the issuance of Trust Units on the exercise of rights or options of the Trust, the issuance of Trust Units pursuant to a reinvestment plan adopted for unitholders of the Trust or the issuance of Trust Units pursuant to the conversion of any one or more of the Offered Debentures).

16. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the APF Parties or any one or more of them, be addressed to APF Energy, c/o Mr. Steven Cloutier, President and Chief Operating Officer, at the above address, Fax No. (403) 294-1074 with a copy to:

Parlee McLaws LLP
150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Attention: Nancy Penner
Fax No.: (403) 294-7052

and, in the case of notice to be given to the Underwriters, be addressed to:

Scotia Capital Inc.
Suite 1800, Scotia Centre
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Eric McFadden
Fax No.: (403) 298-4099

CIBC World Markets Inc.
Suite 900, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brian Heald
Fax No.: (403) 260-0524

National Bank Financial Inc.
Suite 2000, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J9

Attention: L. Trevor Anderson
Fax No.: (403) 265-0543

BMO Nesbitt Burns Inc.
1400, 421 – 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: Danny C. Mah
Fax No.: (403) 515-1535

Canaccord Capital Corporation
400, 409 – 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Stephen Mullie
Fax No.: (403) 508-3866

Dundee Securities Corporation
3600, First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: David G. Anderson
Fax No.: (403) 264-6331

Research Capital Corporation
Sunlife Plaza II
140 – 4th Avenue S.W., Suite 1330
Calgary, Alberta T2P 3N3

Attention: Ali Bhojani
Fax No.: (403) 237-5951

Griffiths McBurney & Partners
500 – 4th Avenue S.W., Suite 2300
Calgary, Alberta T2P 2V6

Attention: Sandy Edmonstone
Fax No.: (403) 543-3589

and a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Bill Maslechko
Fax No.: (403) 260-0337

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

a. A communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

b. A communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

17. Conditions

a. All terms, covenants and conditions of this agreement to be performed by the APF Parties shall be construed as conditions, and any breach or failure to comply with any material terms and conditions shall entitle the Underwriters to terminate their obligations to purchase the Offered Debentures by written notice

to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing; and

b. All terms and conditions of this agreement to be performed by the Underwriters shall be construed as conditions, and any breach or failure to comply with any material terms and conditions shall entitle the Trust to terminate its obligations to sell the Offered Debentures by written notice to that effect given to the Underwriters prior to the Closing Time. The Trust may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Trust only if the same is in writing.

18. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraph 7 hereof) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Debentures, the termination of this agreement and the distribution of the Offered Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

19. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

a. each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Debentures set forth opposite their names set forth in this paragraph 19; and

b. if any of the Underwriters does not purchase its applicable percentage of the total number of Offered Debentures, the others who shall be willing and able to purchase their own applicable percentages of the total number of Offered Debentures shall be relieved of their obligations hereunder,

provided that, notwithstanding the provisions of paragraph (b) of this paragraph 19, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Offered Debentures shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Offered Debentures. Nothing in this paragraph 19 shall obligate the Trust to sell less than all of the Offered Debentures to the Underwriters.

The applicable percentage of the total number of Offered Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

Scotia Capital Inc.	41%
CIBC World Markets Inc.	18%
National Bank Financial Inc.	18%
BMO Nesbitt Burns Inc.	10%
Canaccord Capital Corporation	5%
Dundee Securities Corporation	5%
Research Capital Corporation	2%
Griffiths McBurney & Partners	1%

20. Authority to Bind Underwriters

The APF Parties party hereto shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Scotia Capital Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 8 or 9, any matter referred to in paragraph 11 or any agreement under paragraph 19. While not affecting the foregoing, Scotia Capital Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

21. Underwriters Covenants

The Underwriters covenant and agree with the Trust that they will:

a. conduct activities in connection with the proposed offer and sale of the Offered Debentures in compliance with all Applicable Securities Laws in the Qualifying Provinces and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Debentures;

b. not solicit subscriptions for the Offered Debentures, trade in Offered Debentures or otherwise do any act in furtherance of a trade of Offered Debentures outside of the Qualifying Provinces, except in such jurisdictions outside of Canada and provided that such sales are made in accordance with the applicable securities laws of such jurisdictions; and

c. as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Offered Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Debentures, provide to the Trust and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

22. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. Relationship Between the Trust and the Underwriters

The APF Parties: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of any of the APF Parties nor otherwise fiduciaries of any of the APF Parties; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

24. Stabilization

In connection with the distribution of the Offered Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Debentures or the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the APF Parties party hereto and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26. Time of the Essence

Time shall be of the essence of this agreement.

27. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee of the Trust, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

29. Use of Proceeds

Each of the APF Parties party hereto hereby covenants and agrees to use the net proceeds of the sale of the Offered Debentures hereunder in accordance with the disclosure in the Preliminary Prospectus.

30. Distributions

The Trust agrees that until the Closing Date, it will not declare or pay out any distributions to unitholders of the Trust other than a distribution expected to be approximately $0.175 per Trust Unit and anticipated to be payable on or about July 15, 2003.

31. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the APF Parties or any of them.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

SCOTIA CAPITAL INC.

Per: (Signed) Eric McFadden

CIBC WORLD MARKETS INC.

Per: (Signed) Arthur Korpach

NATIONAL BANK FINANCIAL INC.

Per: (Signed) David M. Vetters

BMO NESBITT BURNS INC.

Per: (Signed) R. Bradley Hurtibise

CANACCORD CAPITAL CORPORATION

Per: (Signed) Stephen Mullie

DUNDEE SECURITIES CORPORATION

Per: (Signed) David Anderson

RESEARCH CAPITAL CORPORATION

Per: (Signed) Ali A. Bhojani

GRIFFITHS MCBURNEY & PARTNERS

Per: (Signed) Sandy L. Edmonstone

ACCEPTED AND AGREED to as of today.

APF ENERGY TRUST, by APF ENERGY INC.

Per: (Signed) Martin Hislop

APF ENERGY INC.

Per: (Signed) Martin Hislop

APF ACQUISITION TRUST, by APF ENERGY INC.

Per: (Signed) Martin Hislop

APF ENERGY LIMITED PARTNERSHIP, by its General Partner, 990009 ALBERTA INC.

Per: (Signed) Martin Hislop

990009 ALBERTA INC.

Per: (Signed) Martin Hislop